Exhibit 99.1

china Life Insurance Company Limited
Stock Code: 2628
Interim Report 2018

Prelude

Definitions and Material Risk Alert	3

Company Profile	4

Business Highlights	6

Financial Summary	8

China Life Insurance Company Limited 2018 Interim Report

Prelude

Definitions and Material Risk Alert

In this report, unless the context otherwise requires, the following expressions have the following meanings:

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Co., Ltd., an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Holding Company Limited, a wholly-owned subsidiary of CLIC

China Life Capital	China Life Capital Investment Company, an indirect wholly-owned subsidiary of CLIC

CBIRC	China Banking and Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

Material Risk Alert:

The Company has stated in this report the details of its existing risks including risks relating to the macro trend, risks relating to business, risks relating to investments and profitability and risks relating to network security. Please refer to the analysis of the risks which the Company may face in its future development in the section headed “Management Discussion and Analysis”.

[1]	Except for “the Company” referred to in the Interim Condensed Consolidated Financial Statements.

China Life Insurance Company Limited 2018 Interim Report

Prelude

Company Profile

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive individual agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2018, the Company had approximately 275 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

I. BASIC INFORMATION

Registered Name in Chinese	中國人壽保險股份有限公司（簡稱「中國人壽」）
Registered Name in English	China Life Insurance Company Limited (“China Life”)
Legal Representative	Yang Mingsheng
Registered Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal Code	100033
Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal Code	100033
Telephone	86-10-63633333
Fax	86-10-66575722
Website	www.e-chinalife.com
Email	ir@e-chinalife.com
Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong
Telephone	852-29192628
Fax	852-29192638

II. CONTACT INFORMATION

	Board Secretary	Securities Representative
Name	Li Mingguang	Li Yinghui
Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China
Telephone	86-10-63631241	86-10-63631191
Fax	86-10-66575112	86-10-66575112
Email	ir@e-chinalife.com	liyh@e-chinalife.com
*Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

China Life Insurance Company Limited 2018 Interim Report

Prelude

III. INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media for the Company’s A Share Disclosure	China Securities Journal, Shanghai Securities News, Securities Times

CSRC’s Designated Website for the Company’s Interim Report Disclosure	www.sse.com.cn

The Company’s H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Interim Reports may be obtained at	12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

IV. STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

ADR	New York Stock Exchange	–	LFC

V. OTHER RELEVANT INFORMATION

H Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR	Deutsche Bank	Address: 60 Wall Street, New York, NY 10005

Domestic Legal Adviser	King & Wood Mallesons

International Legal Advisers	Latham & Watkins	Debevoise & Plimpton LLP

	Domestic Auditor	International Auditor

	Ernst & Young Hua Ming LLP	Ernst & Young

Auditors of the Company	Address: Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Changan Avenue, Dongcheng District, Beijing, P.R. China	Address: 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Name of the Signing Auditors: Huang Yuedong, Wu Jun

China Life Insurance Company Limited 2018 Interim Report

Prelude

Business Highlights Gross written premiums 360,482million a year-on-year increase of 4.2% First-year regular premiums 81,712million a year-on-year increase of 5.1% Renewal premiums 235,161million a year-on-year increase of 30.3% Total assets 3,043,178million an increase of 5.0% from the end of 2017 Net invest income 60,693million a year-on-year increase of 5.1%

China Life Insurance Company Limited 2018 Interim Report

Prelude

Net profit attributable to equity holders of the Company 16,423million a year-on-year increase of 34.2% Embedded value 769,225million an increase of 4.8% from the end of 2017 Policy persistency rate (14 months) 14 92.30% a year-on-year increase of 0.7 percentage point Policy persistency rate (26 months) 26 86.80% a year-on-year increase of 1.0 percentage point “China Life E-Bao” registered users 44.131million a year-on-year increase of 136.9%

China Life Insurance Company Limited 2018 Interim Report

Prelude

Financial Summary

Major Financial Data	As at 30 June 2018	As at 31 December 2017	RMB million Increase/ Decrease from the end of 2017
Total assets	3,043,178	2,897,591	5.0%
Including: Investment assets[1]	2,709,971	2,591,652	4.6%
Total equity holders’ equity	323,008	320,933	0.6%
Ordinary share holders’ equity per share (RMB per share)	11.15	11.08	0.7%
Ratio of assets and liabilities[2] (%)	89.24	88.77	increase of 0.47 percentage point

Notes:

1.	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties
2.	Ratio of assets and liabilities = Total liabilities/Total assets

Major Financial Data	January to June 2018	January to June 2017	RMB million Increase/ Decrease from the corresponding period in 2017
Total revenues	401,690	396,165	1.4%
Including: Net premiums earned	348,985	336,270	3.8%
Profit before income tax	21,447	15,929	34.6%
Net profit attributable to equity holders of the Company	16,423	12,242	34.2%
Net profit attributable to ordinary share holders of the Company	16,235	12,048	34.8%
Earnings per share (basic and diluted) (RMB per share)	0.57	0.43	34.8%
Weighted average ROE (%)	5.11	4.01	increase of 1.10 percentage points
Net cash inflows/(outflows) from operating activities	44,172	142,892	-69.1%
Net cash inflows/(outflows) from operating activities per share (RMB per share)	1.56	5.06	-69.1%

Notes:

1.	The interim financial results for the Reporting Period are unaudited.
2.	In calculating the percentage changes of the “earnings per share (basic and diluted)”, “ordinary share holders’ equity per share” and “net cash inflows/(outflows) from operating activities per share”, the tail differences of the basic figures have been taken into account.

Chairman’s Statement

China Life Insurance Company Limited 2018 Interim Report

Chairman’s Statement

Time witnesses the progress made by the pioneer and records all the endeavours he has made to pursue dreams. At the moment when the first half of 2018 has elapsed, I, on behalf of the Company’s board of directors, hereby report to shareholders and the public the Company’s achievements made in the first half of this year and explore, together with them, the high-quality development journey of the Company.

AS RIPPLES WERE YET TO BE TURNED INTO WAVES, THE COMPANY EMBARKED ON ITS JOURNEY TOWARDS HIGH-QUALITY DEVELOPMENT

In the first half of 2018, the development of the industry was under pressure with a profound adjustment. By adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, the Company overcame obstacles and forged ahead with its firm belief in development and strong sense of mission so as to facilitate the progress of various tasks.

As at 30 June 2018, with a proactive reduction of single premiums of RMB51,247 million, the Company achieved gross written premiums of RMB360,482 million, representing an increase of 4.2% year-on-year, and the growth rate of the Company was 12.7 percentage points higher than the industrial average growth rate. The market share2 of its gross written premiums rebounded to 22%, an increase of 2.3 percentage points from the end of 2017. As a result, its leading market position was further consolidated. The Company’s total assets reached a historical record high, exceeding RMB3 trillion for the first time. The Company had sufficient cash flow and adequate solvency, with both the core solvency ratio and the comprehensive solvency ratio reaching 262.25%. Net profit attributable to equity holders of the Company was 16,423 million, an increase of 34.2% year-on-year. Policy-oriented business achieved sound development, the pilot program of tax deferred pension insurance business successfully commenced, and insurance projects for poverty alleviation were implemented as planned. Thus, the Company’s market position, brand image and social reputation were consistently enhanced.

A Chinese proverb says, “A gentleman acts at an appropriate time and in the light of the favourable trend”. The Chinese economy has changed from a stage of rapid growth to a stage of high-quality development. In response to the changes in a new era, China Life vigorously pushed forward the “Three Reforms” on quality, efficiency and driving force by upholding the “customer-oriented” operating concept, with an aim to embark on the journey towards high-quality development.

–	Pushing forward the reform on quality with further improvement on supply-side quality

We constantly optimized premiums payment structure, which made the renewal business and regular business become stronger driving forces. In the first half of 2018, the percentage of first-year regular premiums of the Company in long-term first-year premiums was 89.00%, an increase of 33.12 percentage points year-on-year. The percentage of renewal premiums in gross written premiums was 65.24%, an increase of 13.07 percentage points year-on-year, which means that we completed our historical task of payment structure adjustment ahead of the schedule set by the “13th Five-Year” development plan. We attached great importance to the demands of customers for diversified insurance, such as pension, healthcare and long-term savings, and consistently implemented the product diversification strategy. In the first half of 2018, the percentages of first-year premiums of participating products and traditional products were 45.75% and 54.25%, respectively, and the percentage of premiums of the top five products in long-term first-year premiums fell by 10.70 percentage points from the corresponding period of last year. Meanwhile, protection-oriented business showed a good development momentum. We paid more attention to the improvement of service quality and business quality management, and strengthened the comprehensive governance of customer complaints for the purpose of safeguarding the legitimate rights and interests of customers. During the Reporting Period, the Policy Persistency Rates (14 months and 26 months) increased

[2]	Calculated according to the premium data of life insurance companies in the first half of 2018 released by the CBIRC.

China Life Insurance Company Limited 2018 Interim Report

Chairman’s Statement

by 0.7 percentage point and 1.0 percentage point year-on-year, respectively. Moreover, by putting into practice the investment philosophy of long-term investment, value investment and prudent investment, we capitalized on the opportunity of the periodical interest rate hike to further increase the allocation of fixed income assets with long duration, with an aim to accumulate long-term quality assets. In particular, the allocation in fixed income products3 in the first half of the year amounted to over RMB200,000 million with a weighted average expected return of over 5.2%.

–	Pushing forward the reform on efficiency with enhanced highlight in service efficiency

We vigorously implemented the “Technology-driven China Life” strategy, constantly optimized business processes, stepped up our efforts in translating the achievements of the “New Generation of Integrated Business Processing System” into application, and improved the efficiency in operation and services, with a view to satisfying the demands of over 500 million customers of China Life for insurance coverage anytime and anywhere. In the first half of 2018, we provided

5.38 million policy services4 per day to customers on average. In particular, 188,000 services related to change of information and payment were provided every day, and claims settlement service was provided to customers every 2.5 seconds. “China Life E-Bao”, as a “home” to customers, had 44.131 million registered users, an increase of 136.9% year-on-year. The number of service applications was increased by 58.2% year-on-year, and the turnover was increased by 49.2% year-on-year. Aiming at satisfying multiple financial and insurance needs of customers, we provided a package of solutions for customers. In the first half of the year, premiums from agency business for CLP&C were RMB8,684 million, an increase of 4.9% year-on-year and the number of customers from the agency business amounted to 2.6788 million people, an increase of 12.6% year-on-year. The volume of agency business for Pension Company was RMB14,402 million. We cooperated with China Guangfa Bank Co., Ltd. in market expansion, customer services, investment and other aspects, and provided diversified and personalized financial product services to our high- and medium-end customers by virtue of the bank’s strength on products and professional service teams.

–	Pushing forward the reform on driving forces with further progress in the change of growth engine

We vigorously pushed forward the transformation and upgrade of sales model. While maintaining over 1.8 million sales force, we made every effort to optimize the quality of sales force. Moreover, we established a new sales force management system, strengthened quality management and education and training, enhanced the dominant role of agent managers at all levels in their team management, and strived to increase the agents’ individual capability in business prospecting. In the first half of 2018, the total number of agents for the sale of long-term protection-oriented products in the exclusive individual agent channel grew significantly with an increase of 31% year-on-year. We constantly attracted more young people to join our sales force and the percentage of sales representatives under age 35 continued to rise. We also actively promoted the construction of standardized digital field offices, built a wireless network environment for over 11,000 field offices with internet as the principal business platform, and completed construction of over 17,000 online field offices and over 27,000 online teams. “China Life E-Store” had 1.65 million registered agents on a cumulative basis with average monthly active users of 1.209 million, and the sales through the combination of online and offline services are being fully promoted. We adhered to the “customer-oriented” approach, changed the model of customer services, and promoted the collaboration among customer acquisition, customer relation management and customer resources exploration to share the ecosphere of customers’ resources. We consistently optimized our incentive and restraint mechanism to allocate more resources such as financial support and human resources to the organizations and areas with higher efficiency and better productivity. We pushed forward the market-oriented and professional reform on the human resources system in great depth, optimized the performance-based assessment and allocation mechanism, and

[3]	Exclusive of any subsidiaries. The types of allocated assets mainly include deposits, bonds, debt-type financial products, etc.
[4]

These include new insurance policies, underwriting, policy conservation, claims settlement, investigations, renewal payment, notices, and the service in response to customer service requests by phone, APP and official weibo account, etc.

China Life Insurance Company Limited 2018 Interim Report

Chairman’s Statement

established a direct link of the promotion, demotion, departure and retention of employees and their remunerations with business operation and individual assessment results in order to activate the inherent driving forces of the Company’s development.

FORGING AHEAD, THE COMPANY PUSHED FORWARD THE HIGH-QUALITY DEVELOPMENT WITH SUPPLY-SIDE REFORM AS THE MAIN LINE

“We have no fear of the clouds that may block our view”. The economic development has its own cycle, which is inevitably to have ups and downs. That also applies to the life insurance industry as well. Both the leapfrog development of the industry a few years ago and the current round of adjustments were the results of a combination of internal and external factors. Externally, there were not only changes in macro-economic environment, continuous interest rate hike and tightened regulations, but also an absence of adaptation arising from the transformation between the new and old growth engines in the industry. Further, there existed the recurring problem of extensive development model and also arose the new requirements for the transformation and upgrade of insurance consumption. Internally, this was resulting from the unsolid foundation of the Company’s sales force and the new growth drivers being yet to be fully cultivated. Progress is always made in a spiral form. We shall not be restricted by the “superficial” increase or decrease in short-term data but shall accurately capitalize on the positive “development trend” of the industry in the long run. Despite a number of challenges at the moment and for a period of time in the future, there will be greater opportunities, higher demands and brighter future for development. With the backdrop of healthy China, people have an increasing demand for healthcare and medical services, which creates new opportunities for the development of protection-oriented business in the insurance sector. The accelerated development of the aging society and the implementation of the tax deferred individual pension insurance policy break fresh ground for the development of long-term savings business. Meanwhile, tightened and substantive regulations are conducive to maintaining market order, restoring the industrial ecology and improving the environment for development. Being well-positioned, we witnessed the constant optimization of our business structure, substantial increase in our renewal premiums, consistent strengthening of our sales force and more achievements on the construction of the “Technology-driven China Life” after the transformation and upgrade for over two years, which represented our enhanced overall strength. We have sufficient reasons to believe that the current adjustments are temporary in nature, and this is the inevitable stage in the course of development of the industry. There are no changes in the fundamentals that the Chinese economy remains favourable for long-term growth, nor are there any changes in the basic judgement that the life insurance industry remains at the stage filled with golden opportunities. Mr. Wang Guowei has stated three horizons in life, so does the management of any enterprises. Irrespective of any changes in the external environment, we must have lofty aspiration and adhere to our ideal. Notwithstanding any great difficulties and pressure ahead, we must unswervingly stick to our belief and pursue with persistence. We shall make repeated efforts to climb to the top, do our very best to pursue the ideal and overcome different challenges, which will lead us to the success that is around the corner.

“It is important to take a long-term perspective”. Supply and demand are always the key conflicts of economic operation. As for the life insurance industry, the key conflict at the moment and for a period of time in the future is the conflict between the increasing insurance demands of people and the inadequate effective insurance supply. This implies that there will be enormous development potentials in the industry. We shall grasp the opportunity of consumption upgrade and keep an eye on the fundamental demands for aged-care and health care to actively push forward supply-side reforms, speed up the accomplishment of service-based transformation, technology-driven transformation and value-oriented transformation, carry out the construction of supply system, investment system, innovation system, talent system and risk control system in great depth, and make all endeavours to accomplish the five major tasks of transforming sales management model, adjusting business structure, revitalizing and taking lead in large- and medium-sized cities, building technology-driven China Life and preventing and controlling risks, with a view to promoting the high-quality development of China Life in a practical manner.

China Life Insurance Company Limited 2018 Interim Report

Chairman’s Statement

AS A PIONEER TO RIDE THE WAVES, THE COMPANY WILL CONSISTENTLY ENHANCE THE CAPABILITY TO CREATE VALUE

In the first half of 2018, despite severe external environment, we forged ahead to overcome obstacles and spared no efforts for further business development. As a result, our business developed in a sound and stable manner. For the next step, the Company will stick to the general keynote of making progress while maintaining stability, with strategic consistency and tactical flexibility, further focus on value, and make efforts to enhance business value and achieve better operating results, so as to facilitate the Company’s progress in all aspects with high-quality development.

We shall adhere to the “due role of insurance in protection” to enhance our business capability in creating value. With new business value growth as guidance, we shall implement the strategy of diversified products, further accelerate the development of protection-oriented business, actively expand the “Integrated Aged-care and Inclusive Healthcare Service” sector so as to satisfy the demands for health and aged-care services of general consumers.

We shall carry out the transformation of sales model in great depth to enhance our sales force capability in creating value. We shall put more efforts in the transformation of sales model, strengthen the construction of sales force, reinforce the day-to-day management, further enhance the integration between sales, education and training, and strive to improve the quality of sales force, with an aim to increase its productivity and income level.

We shall strengthen the management of assets and liabilities to enhance our investment capability in creating value. We shall strike a balance between the long-term strategic allocation and the short-term objective of investment income. Based on the characteristics of liabilities and with reference to risk preference, we shall take advantage of market cycles to optimize allocations, and strengthen the capability of investment in a bid to maintain the stability of investment income level in long run.

We shall implement a digital strategy in all aspects to enhance our technological capability in creating value. By capitalizing on our digital platform, we shall strive to create the “Internet +” ecological system that is fully integrated with external related industries to achieve a win-win situation, and fully optimize the digital system of customer services to provide a powerful platform, resources and support for sales representatives and offer a whole-length digital journey for customers with all channels and full value.

We shall constantly improve the construction of the internal control system to enhance our risk control capability in creating value. In order to adapt to the development of risk management and control under a new regulatory regime, we shall consistently carry out the construction of the internal control system in great depth, put more efforts in enhancing our risk control capability and standards, and integrate compliance requirements into the entire process of business management, so as to stand firm on our risk bottom line.

We are well positioned to embark on a journey filled up with opportunities. 2018 marks the beginning of the high-quality development of China Life. Marching towards the high-quality development is a road that has been rarely traversed. We shall go ahead with courage and persistent efforts in a fast and stable manner so as to reward customers, shareholders and the society with better products, excellent services and more sustainable value.

By Order of the Board

Yang Mingsheng
Chairman

Beijing, China
23 August 2018

Management Discussion and Analysis

Review of Business Operations in the First Half of 2018	15

Analysis of Major Items of Consolidated Financial Statements	25

Other Analysis	31

Performance of the Corporate Social Responsibility	33

Future Prospect and Risk Analysis	36

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

In the first half of 2018, the macro environment was complicated and volatile, with the market competition increasingly intensified and the transformation and upgrade of the industry deepened. Due to the combined effect of multiple factors, the life insurance industry developed under pressure. The Company, by firmly holding the fundamental requirements of high-quality development, with its strategic consistency and tactical flexibility, pushed forward the five major tasks of “transforming sales management model, adjusting business structure, revitalizing and taking lead in large- and medium-sized cities, building technology-driven China Life and preventing and controlling risks”. During the first half of 2018, the Company generally operated in a sound and stable manner, with its business development pursuing an active and prudent strategy and its sales force maintaining stable in both quantity and quality. Its business value and profitability were consistently enhanced, technological capability became prominent, service capability was constantly improved, and risk prevention and control was implemented in an effective manner. During the Reporting Period, on the basis of a significant reduction of single premiums of RMB51,247 million, the Company’s gross written premiums amounted to RMB360,482 million, an increase of 4.2% year-on-year. The Company’s market share was approximately 22%, an increase of 2.3 percentage points from the end of 2017, remaining the first place in the industry.

I.	REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2018

(I)	Key Performance Indicators

	January to June 2018	RMB million January to June 2017
Gross written premiums	360,482	345,967
Premiums from new policies	125,321	165,472
Including: First-year regular premiums	81,712	77,711
First-year regular premiums with ten years or longer payment duration	22,669	37,042
Renewal Premiums	235,161	180,495
Gross investment income	48,801	56,663
Net profit attributable to equity holders of the Company	16,423	12,242
Value of half year’s sales	28,166	36,895
Including: Exclusive individual agent channel	24,077	33,661
Bancassurance channel	3,887	2,966
Group insurance channel	202	268
Policy Persistency Rate (14 months)[1] (%)	92.30	91.60
Policy Persistency Rate (26 months)[1] (%)	86.80	85.80
Surrender Rate[2] (%)	4.30	3.40

	As at 30 June 2018	As at 31 December 2017
Embedded value	769,225	734,172
Number of in-force policies of long-term insurance (hundred million)	2.75	2.68

Notes:

1.  The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.  Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

During the Reporting Period, the Company significantly reduced single premiums to further improve the structure of premium payments. The first-year regular business and renewal business became major driving forces which substantially reinforced the sustainable development of the Company. First-year regular premiums amounted to RMB81,712 million (a year-on-year increase of 5.1%) which accounted for 89.00% of the long-term first-year premiums (a year-on-year increase of 33.12 percentage points). Single premiums were RMB10,103 million (a year-on-year decrease of 83.5%) which accounted for 11.00% of long-term first-year premiums (a year-on-year decrease of 33.12 percentage points). Renewal premiums amounted to RMB235,161 million (a year-on-year increase of 30.3%) which accounted for 65.24% of the gross written premiums (a year-on-year increase of 13.07 percentage points).

During the Reporting Period, net profit attributable to equity holders of the Company was RMB16,423 million, an increase of 34.2% year-on-year. As at 30 June 2018, the embedded value of the Company was RMB769,225 million, an increase of 4.8% from the end of 2017. The value of half year’s sales was RMB28,166 million, a decrease of 23.7% year-on-year. The number of in-force policies of long-term insurance of the Company was 275 million, an increase of 2.6% from the end of 2017. The Policy Persistency Rates (14 months and 26 months) reached 92.30% and 86.80% (year-on-year increases of 0.7 and 1.0 percentage point), respectively.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

(II)	Insurance Business

1.	Gross written premiums categorized by business

	January to June 2018	RMB million January to June 2017
Life Insurance Business	304,341	300,859
First-year business	87,007	134,314
Single	10,089	61,338
First-year regular	76,918	72,976
Renewal business	217,334	166,545
Health Insurance Business	48,090	37,324
First-year business	30,479	23,542
Single	25,770	18,869
First-year regular	4,709	4,673
Renewal business	17,611	13,782
Accident Insurance Business	8,051	7,784
First-year business	7,835	7,616
Single	7,750	7,554
First-year regular	85	62
Renewal business	216	168

Total	360,482	345,967

Note: Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB304,341 million (a year-on-year increase of 1.2%) which accounted for 84.43% of gross written premiums (a year-on-year decrease of 2.53 percentage points). In particular, first-year regular premiums were RMB76,918 million, an increase of 5.4% year-on-year, and the percentage of first-year regular premiums in first-year premiums was 88.40%, an increase of 34.07 percentage points year-on-year. Single premiums from the life insurance business were RMB10,089 million (a year-on-year decrease of 83.6%) which accounted for 11.60% of first-year premiums (a year-on-year decrease of 34.07 percentage points). Renewal premiums from the life insurance business were RMB217,334 million (a year-on-year increase of 30.5%) which accounted for 71.41% of gross written premiums from the life insurance business (a year-on-year increase of 16.05 percentage points). Gross written premiums from the health insurance business amounted to RMB48,090 million (a year-on-year increase of 28.8%) which accounted for 13.34% of gross written premiums of the Company (a year-on-year increase of 2.55 percentage points). Gross written premiums from the accident insurance business amounted to RMB8,051 million (a year-on-year increase of 3.4%) which accounted for 2.23% of gross written premiums of the Company (a year-on-year decrease of 0.02 percentage point).

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

2.	Gross written premiums categorized by channel

	January to June 2018	RMB million January to June 2017
Exclusive Individual Agent Channel	272,233	227,375
First-year business of long-term insurance	61,566	63,271
Single	124	153
First-year regular	61,442	63,118
Renewal business	204,781	159,561
Short-term insurance business	5,886	4,543
Bancassurance Channel	55,998	92,877
First-year business of long-term insurance	27,457	73,055
Single	8,638	59,667
First-year regular	18,819	13,388
Renewal business	27,974	19,419
Short-term insurance business	567	403
Group Insurance Channel	14,986	14,689
First-year business of long-term insurance	2,137	2,080
Single	1,340	1,451
First-year regular	797	629
Renewal business	1,105	643
Short-term insurance business	11,744	11,966
Other Channels[1]	17,265	11,026
First-year business of long-term insurance	655	655
Single	1	79
First-year regular	654	576
Renewal business	1,301	872
Short-term insurance business	15,309	9,499

Total	360,482	345,967

Notes:

1.	Other channels mainly include supplementary major medical expenses insurance business, tele-sales, etc.
2.

The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

In the first half of 2018, under significant changes in the external situation, the Company maintained strategic consistency and tactical flexibility, actively adjusted business structure and sped up the development of first-year regular business and short-term insurance business. As a result, the business of the exclusive individual agent channel grew rapidly, the value contributed by bancassurance channel increased constantly, the development of group insurance channel became more diversified, and other business channels showed a sound development momentum.

Exclusive Individual Agent Channel. During the Reporting Period, with emphasis on business value, the exclusive individual agent channel made efforts on sales model transformation and upgrade, and strengthened the coordinated development among business, sales force and day-to-day management, so as to achieve continuous fast growth. During the Reporting Period, gross written premiums from the exclusive individual agent channel amounted to RMB272,233 million, an increase of 19.7% year-on-year. First-year regular premiums from the exclusive individual agent channel were RMB61,442 million which accounted for 99.80% of long-term first-year premiums (a year-on-year increase of 0.04 percentage point). In particular, the percentages of first-year regular premiums with five years or longer payment duration and first-year regular premiums with ten years or longer payment duration in first-year regular

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

premiums were 51.65% and 32.60%, respectively. Renewal premiums increased by 28.3% year-on-year, and renewal business exerted prominent effects on premiums growth of the channel. In the first half of 2018, the sales force of the exclusive individual agent channel maintained a stable quality, notwithstanding the higher standards of selection and management. The Company continued to improve the quality and expand the size of its sales force on the one hand, and further raised the criteria for recruitment on the other hand, especially reinforced the recruitment of younger sales agents with high competence, improved the structure of sales team, strengthened management and dismissed agents with unsatisfactory performance. As at the end of the Reporting Period, the number of exclusive individual agents was 1.441 million. Although average productive agents on a quarterly basis reduced slightly by 5.6% from the end of 2017 due to the decline in the total number of sales force, the overall scale remained stable. The Company also accelerated new agents development and agent managers cultivation in order to enhance efficiency in management, and the sales force for long-term protection-oriented insurance products increased by 31% year-on-year, showing a remarkable result of returning to the protection function of insurance.

Bancassurance Channel. In the first half of 2018, the bancassurance channel put more efforts in its business structural adjustment, vigoriously reduced single premiums, strengthened the development of regular premium business, constantly improved the quality of sales force, and the value contribution of the bancassurance channel increased consistently. During the Reporting Period, single premiums substantially reduced to RMB8,638 million from RMB59,667 million of the first half of 2017, a decrease of 85.5% year-on-year. Due to such effect, gross written premiums from the bancassurance channel were RMB55,998 million, a decrease of 39.7% year-on-year. First-year regular premiums were RMB18,819 million (a year-on-year increase of 40.6%) which accounted for 68.54% of long-term first-year business (a year-on-year increase of 50.21 percentage points). Renewal premiums were RMB27,974 million (a year-on-year increase of 44.1%) which accounted for 49.96% of the gross written premiums from this channel (a year-on-year increase of 29.05 percentage points). The value of half year’s sales of bancassurance channel increased by 31.0% year-on-year, which contributed 13.80% to total new business value (a year-on-year increase of 5.76 percentage points). As at the end of the Reporting Period, the number of sales representatives in the bancassurance channel reached 302,000. In particular, the average active insurance planners for long-term business on a monthly basis in the bancassurance channel increased by 29% year-on-year.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

Group Insurance Channel. In the first half of 2018, the group insurance channel further pushed forward the diversified business development and strengthened structural optimization, which brought out the stable development of various businesses. During the Reporting Period, gross written premiums from the group insurance channel were RMB14,986 million, an increase of 2.0% year-on-year. Short-term insurance premiums from the group insurance channel were RMB11,744 million, a decrease of 1.9% year-on-year due to the effect of external policies and structural adjustment. The Company constantly promoted the tax-advantaged health insurance business, and successfully launched the pilot program of tax deferred pension insurance business. As at the end of the Reporting Period, the number of direct sales representatives reached 97,000.

Other Business Channels. During the Reporting Period, gross written premiums from other channels were RMB17,265 million, a rapid growth of 56.6% year-on-year. The Company actively developed the policy-oriented medical insurance businesses, such as supplementary major medical expenses insurance business, long-term care insurance business and basic medical insurance administration entrusted by the local governments, realizing a rapid growth and maintaining its leading position in the market. In the first half of 2018, the Company won the bids for 33 projects, including supplementary major medical expenses insurance projects which were open for re-bidding upon maturity and new projects in blank markets; the Company obtained 23 new projects for basic medical insurance administration, which covered an additional population of 7.15 million; and the Company won the bids for 8 new projects for the pilot long-term care insurance business, which covered an additional population of 3.24 million. The Company also actively carried out online sales, with the premiums and number of policies from internet sales increasing rapidly from the corresponding period of 2017.

(III) Asset Management

Since 2018, the global economy has continued to recover and move in a positive direction but factors such as trade friction and geopolitics have caused greater volatility of the global market. The Chinese economy maintained a stable growth, with the structural deleveraging continuously promoted. The monetary policy remained prudent and moderate. The interest rate of the bond market fluctuated downward and the credit risk intensified; the stock market suffered a significant decline with greater volatility. In the first half of 2018, the Company seized the opportunity of interest rate hike and increased its allocation in fixed income assets with long duration to optimize the asset-liability matching. The Company maintained equity investment position in the open market at a reasonable level, selected high-quality debt-type financial products and strictly controlled credit risk. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,709,971 million, an increase of 4.6% from the end of 2017.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	As at 30 June 2018		RMB million As at 31 December 2017
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity investments	2,220,149	81.93%	2,094,289	80.81%
Term deposits	449,319	16.58%	449,400	17.34%
Bonds	1,280,029	47.23%	1,188,606	45.86%
Debt-type financial products[1]	317,211	11.71%	301,761	11.65%
Other fixed-maturity investments[2]	173,590	6.41%	154,522	5.96%
Equity investments	416,714	15.38%	409,528	15.80%
Common stocks	173,021	6.38%	173,450	6.69%
Funds[3]	107,448	3.96%	101,236	3.91%
Bank wealth management products	37,528	1.38%	40,327	1.56%
Other equity investments[4]	98,717	3.66%	94,515	3.64%
Investment properties	5,514	0.20%	3,064	0.12%
Cash and others[5]	67,594	2.49%	84,771	3.27%

Total	2,709,971	100.00%	2,591,652	100.00%

Notes:

1.

Debt-type financial products include debt investment plans, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, bank wealth management products, and interbank certificates of deposits, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2018 and 31 December 2017 were RMB3,887 million and RMB6,942 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, equity investment plans, and specialized asset management plans, etc.
5.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell.

As at the end of the Reporting Period, among the major types of investments, the percentage of investment in bonds changed to 47.23% from 45.86% as at the end of 2017, the percentage of term deposits changed to 16.58% from 17.34% as at the end of 2017, the percentage of investment in stocks and funds (excluding money market funds) changed to 10.21% from 10.33% as at the end of 2017, and the percentage of investment in debt-type financial products increased to 11.71% from 11.65% as at the end of 2017.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

2.	Investment Income

	January to June 2018	RMB million January to June 2017 [1]
Net investment income[2]	60,693	57,732
+Net realized gains on financial assets	(4,432)	(4,347)
+Net fair value gains through profit or loss	(7,460)	3,278
Gross investment income[3]	48,801	56,663
+Net share of profit of associates and joint ventures	4,136	3,665
Gross investment income including net share of profit of associates and joint ventures[4]	52,937	60,328
Net investment yield[5]	4.64%	4.71%
Gross investment yield[6]	3.70%	4.62%
Gross investment yield including net share of profit of associates and joint ventures[7]	3.78%	4.69%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, and net income from investment properties, etc.

3.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains through profit or loss
4.	Gross investment income including net share of profit of associates and joint ventures = Gross investment income + Net share of profit of associates and joint ventures
5.

Net investment yield = [(Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181×365

6.

Gross investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/181×365

7.

Gross investment yield including net share of profit of associates and joint ventures = {[(Gross investment income + Net share of profit of associates and joint ventures – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/181}×365

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

The balances of the Company’s fixed income investment and equity investment increased along with the continuous expansion of its investment assets. In the first half of 2018, the interest income from investment portfolios grew steadily. Due to the effect of a significant decline in the A Share market, the gross investment income decreased by 13.9% from the corresponding period of 2017. During the Reporting Period, the Company’s net investment income was RMB60,693 million, an increase of RMB2,961 million from the corresponding period of 2017, a year-on-year increase of 5.1%. In particular, the yield to maturity of new fixed income investments increased significantly compared to the existing allocation, however, due to a decrease in dividends from funds, the net investment yield was 4.64%, a decrease of 0.07 percentage point from the corresponding period of 2017. Affected by the significant decrease in the A Share market, the gross investment income was RMB48,801 million, a decrease of RMB7,862 million from the corresponding period of 2017, and the gross investment yield was 3.70%, a decrease of 0.92 percentage point from the corresponding period of 2017. The gross investment yield including net share of profit of associates and joint ventures was 3.78%, a decrease of 0.91 percentage point from the corresponding period of 2017. The comprehensive investment yield5 taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 3.52%, a decrease of 1.06 percentage points from the corresponding period of 2017.

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

(IV)	Technological Innovation

The Company vigorously implemented the “Technology-driven China Life” strategy by taking full advantage of state-of-art technologies such as mobile internet, big data and artificial intelligence, and innovated on services and management through technological innovation so as to facilitate the transformation and upgrade of its business operation and management. After more than two years of the construction of the “New Generation of Integrated Business Processing System”, “Online China Life” has been established, “Intelligent China Life” has made a significant progress, and the Company is heading towards “Digital China Life”. In the first half of 2018, the construction of digital field offices was actively promoted. The Company built a wireless network environment for over 11,000 field offices with internet as the principal business platform, which made the field offices an online and offline integrated base for the sales team. A digital independent operation system was applied in greater depth. The Company created an intelligent digital platform covering customer acquisition, customer relation management and field office operation, with over 17,000 online field offices and more than 27,000 online teams, which offered innovative support to enhance the capability of sales agents in sales services, the capability of agent managers in independent team management and the capability of independent operation in field offices. Intelligent application scenarios were expanded. With the completion of five intelligent platforms, namely big data, real-time calculation, smart voice, facial recognition and deep learning, the Company launched or optimized a series of application services, such as the intelligent fraud detection model for critical illness insurance, intelligent underwriting, intelligent customer services, the “Smart Voice Navigation” and intelligent operation robots, which enabled the Company to escalate to a new level in intelligent services and management.

[5]

Comprehensive investment yield = {[(Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period) /2)]/181}x365

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

(V)	Operations and Services

By adhering to the “customer-oriented” approach and upholding the service concept of “being honest and faithful, and customers first”, the Company consistently tapped the demands of customers in great depth, diversified product offering and strengthened intelligent operation and services, with a view to providing high-quality services with affection and warmth to its customers and meeting their multifarious demands. The insurance product supply system was constantly improved. In the first half of 2018, the Company developed a total of 116 new products, including 29 long-term insurance products and 87 short-term insurance products. In terms of product function, there were a total of 103 protection-oriented products and a total of 7 long-term savings products such as annuity insurance. The digitalized service capability of the Company was upgraded rapidly. In the first half of 2018, “China Life E-Bao”, a “home” to customers, had 44.131 million registered users on a cumulative basis, with the number of service applications increasing by 58.2% year-on-year, the turnover increasing by 49.2% year-on-year and the return visits through Wechat and “China Life E-Bao” increasing by 16 percentage points year-on-year. More than 15 million self-help policy conservations were processed through online channels, which increased by 10 percentage points year-on-year. The number of claims settled online recorded nearly a twofold increase year-on-year. The operation and service capability was constantly enhanced. The Company placed great emphasis on upgrading its operation to the professional, intensive and intelligent level, with the passing rate of automatic underwriting increasing by 11.6 percentage points year-on-year, the time required for individual insurance claims settlement being shortened by 2 days and the number of claims settled through direct payment increasing by nearly threefold. The Company provided a total of 980 million policy services to customers on a cumulative basis. The Company also prepared to establish an Operation Service Center to form an integrated operation and management service platform and push forward the transformation towards an intelligent and intensive operational model. Meanwhile, with the theme of “Hand-in-Hand with China Life for the Creation of the Future”, the Company also held a series of online and offline customer festival activities through various online platforms. In the first half of 2018, the Company organized over 9,600 customer service activities, covering 12.5 million customers.

In addition, the Company actively promoted the construction of the “Integrated Aged-care and Inclusive Healthcare Service” platform to foster new business growth drivers. The Company consistently participated in the offsite settlement and reimbursement for medical services across provinces under the new rural cooperative medical scheme launched by the National Health Commission, with its business scope expanding from the basic medical insurance to the supplementary major medical expenses insurance pilot program under the new rural cooperative medical scheme. The Company also accelerated the construction of a health management service platform, continuously broadened the scope of service projects, provided health management services such as health information, health self-assessment, health consultation and medical treatment abroad, and actively explored the innovative model of “insurance protection + healthcare services”. As at the end of the Reporting Period, more than 3 million users were registered with the health management service platform. In the first half of 2018, the Company pushed forward the construction of aged-care projects in Suzhou, Sanya, Beijing and other places at a faster speed, and continued to promote the nationwide layout of the integrated aged-care projects across China. Meanwhile, the Company actively explored the expansion of community-based aged-care service programs, which gained a high recognition from the government and customers.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

(VI)	Internal Control and Risk Management

The Company consistently strengthened its efforts on internal control and risk management in strict compliance with the laws and regulations of its listed jurisdictions, as well as regulatory provisions and requirements. Actively adapting to the new development of regulatory environment, the Company conducted special governance activities including the risk investigations associated with the “rectification of sales practices and cracking down upon illegal business”, revamping of the “correction of irregular practices” and the “battle for preventing and resolving major risks”. The Company consistently improved the risk management system of “China Risk Oriented Solvency System” (“C-ROSS”), conducted a self-asessment of “Solvency Aligned Risk Management Requirements and Assessment” (“SARMRA”) in 2018, and consistently updated the relevant work mechanisms. The Company also improved the risk management and control system for the prevention of unlawful funds raising, conducted inspection on unlawful funds raising and strengthened relevant education, and continued to optimize monitoring indicators. The Company actively commenced investigations on sale risks, and pushed forward the application of the pre-warning system of sales risks. The Company strived to carry out anti-money laundering work, fully promoted customer information governance with respect to anti-money laundering, seriously organized and accepted evaluations from anti-money laundering international organizations, and implemented new regulatory requirements concerning anti-money laundering in all aspects. The Company constantly pushed forward the establishment of the internal control system and the assessment on and inspection of internal control for the purpose of enhancing the effectiveness of the internal control mechanism. The Company strengthened compliance assessment, constructed a well-developed long-effect compliance management mechanism, and actively gave full play to the supervisory role of internal audit, thus facilitating its standardized management and compliant operation.

II.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED FINANCIAL STATEMENTS

(I)	Analysis of Major Items of Consolidated Statement of Comprehensive Income

1.	Revenues

				RMB million
	January to June 2018	January to June 2017	Change	Main Reasons for Change
Net premiums earned	348,985	336,270	3.8%	—
Life insurance business	303,940	300,516	1.1%	—
Health insurance business	37,616	28,715	31.0%	Expansion of health insurance business by the Company
Accident insurance business	7,429	7,039	5.5%	—
Investment income*	60,618	57,701	5.1%	Please refer to the table below
Net realised gains on financial assets	(4,432)	(4,347)	-2.0%	—
Net fair value gains through profit or loss	(7,460)	3,278	N/A	Fluctuation in market value of securities at fair value through profit or loss
Other income	3,979	3,263	21.9%	An increase in commission fees earned from CLP&C

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

*Investment Income

				RMB million
	January to June 2018	January to June 2017	Change	Main Reasons for Change
Investment income from securities at fair value through profit or loss	2,585	2,307	12.1%	An increase in interest income resulting from the growing scale of corporate bonds in bonds at fair value through profit or loss
Investment income from available-for-sale securities	19,086	20,738	-8.0%	A decrease in dividend income from available-for-sale funds
Investment income from held-to-maturity securities	16,738	14,832	12.9%	An increase in interest income resulting from the growth of allocation in bonds
Investment income from bank deposits	11,185	12,786	-12.5%	A decrease in interest income resulting from the reducing scale of term deposits
Investment income from loans	10,822	6,573	64.6%	An increase in interest income resulting from the growing scale of trust schemes
Other investment income	202	465	-56.6%	A decrease in the scale of securities purchased under agreements to resell

Total	60,618	57,701	5.1%	—

2.	Benefits, Claims and Expenses

				RMB million
	January to June 2018	January to June 2017	Change	Main Reasons for Change
Insurance benefits and claims expenses	313,319	315,338	-0.6%	—
Life insurance business	282,294	289,234	-2.4%	A decrease in maturities payable from the life insurance business
Health insurance business	27,408	23,126	18.5%	An increase in the scale of health insurance business
Accident insurance business	3,617	2,978	21.5%	Fluctuation in claims expenses of certain businesses
Investment contract benefits	4,829	4,015	20.3%	An increase in the investment contract business
Policyholder dividends resulting from participation in profits	9,312	8,076	15.3%	An increase in costs payable for policyholder dividends and the growth of business
Underwriting and policy acquisition costs	35,707	36,814	-3.0%	—
Finance costs	2,128	2,507	-15.1%	A decrease in interest paid due to the redemptions of subordinated debts
Administrative expenses	14,924	13,448	11.0%	Due to the growth of the business
Other expenses	3,470	3,010	15.3%	Depreciation of investment properties and an increase in interest-bearing dividends
Statutory insurance fund contribution	690	693	-0.4%	—

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

3.	Profit before Income Tax

				RMB million
	January to June 2018	January to June 2017	Change	Main Reasons for Change
Profit before income tax	21,447	15,929	34.6%	—
Life insurance business	12,842	9,030	42.2%	Due to the combined effect of the update of discount rate assumption for reserves of traditional insurance contracts and the downward trend of the equity market
Health insurance business	4,459	1,739	156.4%	Due to the combined effect of the update of discount rate assumption for reserves of traditional insurance contracts and the rapid development of the business
Accident insurance business	85	720	-88.2%	Fluctuation in claims expenses of certain businesses
Other businesses	4,061	4,440	-8.5%	—

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB4,744 million, a year-on-year increase of 38.0%. This was primarily due to the combined impact of the taxable income and deferred income tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB16,423 million, a year-on-year increase of 34.2%. This was primarily due to the combined effect of the update of discount rate assumption for reserves of the Company’s traditional insurance contracts and the downward trend of the equity market.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

(II)	Analysis of Major Items of the Consolidated Statement of Financial Position

1.	Major Assets

				RMB million
	As at 30 June 2018	As at 31 December 2017	Change	Main Reasons for Change
Investment assets	2,709,971	2,591,652	4.6%	—
Term deposits	449,319	449,400	0.0%	—
Held-to-maturity securities	771,898	717,037	7.7%	An increase in the allocation of bonds
Available-for-sale securities	849,093	810,734	4.7%	An increase in the scale of bonds in available-for-sale securities
Securities at fair value through profit or loss	150,606	136,809	10.1%	An increase in the scale of equity investment in securities at fair value through profit or loss
Securities purchased under agreements to resell	9,621	36,185	-73.4%	The needs for liquidity management
Cash and cash equivalents	57,973	48,586	19.3%	The needs for liquidity management
Loans	409,314	383,504	6.7%	An increase in the scale of policy loans
Statutory deposits – restricted	6,633	6,333	4.7%	—
Investment properties	5,514	3,064	80.0%	New investments in investment properties
Investments in associates and joint ventures	171,853	161,472	6.4%	An increase in the equity interest in associates and new investments in joint ventures

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

2.	Major Liabilities

				RMB million
	As at 30 June 2018	As at 31 December 2017	Change	Main Reasons for Change
Insurance contracts*	2,153,494	2,025,133	6.3%	The accumulation of insurance liabilities from new insurance business and renewal business
Investment contracts	243,652	232,500	4.8%	An increase in the scale of certain investment contract accounts
Securities sold under agreements to repurchase	102,062	87,309	16.9%	The needs for liquidity management
Policyholder dividends payable	83,611	83,910	-0.4%	—
Annuity and other insurance balances payable	48,712	44,820	8.7%	An increase in maturities payable
Interest-bearing loans and other borrowings Note	19,557	18,794	4.1%	An increase in borrowings
Deferred tax liabilities	3,121	4,871	-35.9%	Affected by a decrease in the fair value of securities at fair value through profit or loss

Note:	Interest-bearing loans and other borrowings include a five-year bank loan of GBP275 million with a maturity date on 17 June 2019, a three-year bank loan of USD970 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019, a three-year bank loan of EUR67 million with a maturity date on 18 January 2021 and a six-month bank loan of EUR127 million (renewal on maturity according to the agreement) with a maturity date on 11 July 2018. All the above are fixed rate loans. A three-year loan of EUR400 million with a maturity date on 6 December 2020, which is floating rate loan.

* Insurance Contracts

RMB million
	As at 30 June 2018	As at 31 December 2017
Life insurance	2,020,642	1,914,597
Health insurance	123,668	102,190
Accident insurance	9,184	8,346

Total of insurance contracts	2,153,494	2,025,133

Including: residual margin Note	653,331	607,941

Note:	The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB323,008 million, a 0.6% increase from the end of 2017. This was primarily due to the combined impact of total comprehensive income and profit distribution during the Reporting Period.

(III)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sales and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB57,973 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB449,319 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
	January to June 2018	January to June 2017	Change	Main Reasons for Change
Net cash inflows/(outflows) from operating activities	44,172	142,892	-69.1%	A change of the scale of securities at fair value through profit or loss
Net cash inflows/(outflows) from investing activities	(40,269)	(196,494)	-79.5%	The needs for the adjustment of investment asset structure
Net cash inflows/(outflows) from financing activities	5,462	34,496	-84.2%	Change in account balance of securities sold under agreements to repurchase from time to time as a result of liquidity management activities, and the impact of the redemption of the subordinated debt in the first half of 2017
Foreign currency gains/ (losses) on cash and cash equivalents	22	(106)	N/A	—
Net increase/(decrease) in cash and cash equivalents	9,387	(19,212)	N/A	—

III.	OTHER ANALYSIS

(I)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 30 June 2018 (unaudited)	As at 31 December 2017
Core capital	742,149	706,516
Actual capital	742,160	706,623
Minimum capital	282,995	254,503
Core solvency ratio	262.25%	277.61%
Comprehensive solvency ratio	262.25%	277.65%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

The decrease in the Company’s solvency ratio from the end of 2017 was mainly due to the impact of the capital market fluctuation, the development of the Company’s insurance business, the increase in investment assets and the distribution of profits.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

(II)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

(III)	Business Operations of Our Main Subsidiaries and Affiliates

						RMB million
Company Name	Major Business Scope	Registered Capital as at the end of the Reporting Period	Shareholding Percentage	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	9,524	8,515	509

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	4,167	3,288	208

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CBIRC	15,000	40%	84,959	20,463	125

China Guangfa Bank Co., Ltd.	The commercial banking businesses approved by the CBIRC, including commercial banking businesses such as public and private deposits, loans, payment and settlement, and capital business	15,402	43.686%	2,145,489	121,089	5,206

Note: For details, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

(IV)	Structured Entities Controlled by the Company

The details of structured entities controlled by the Company are set out in the Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

(V)	Changes in Accounting Estimates

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

(VI)	Core Competitiveness

During the Reporting Period, there was no material change in the Company’s core competitiveness.

IV.	PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

The Company believes that its sustainable development is related to the development of its stakeholders. Upholding the corporate culture of “Success for you, success by you” and the concept of social responsibility, the Company broadens the scope of its performance of social responsibilities.

(I)	Taking advantage of its strength in business operation, network and management to vigorously develop insurance business favorable to the general public.

For the purpose of achieving the goal of serving the general public by the commercial life insurance companies, the Company actively conducted micro-insurance business, insurance for the aged, maternity insurance, supplementary major medical expenses insurance for urban and rural residents, and basic medical insurance administration for urban and rural residents, etc. In the first half of 2018, the Company provided the micro-insurance protection for 65.9 million people, the elderly accident injury insurance protection for 34 million aged people, and the risk coverage for 15 million families with childbirth plans. Over 240 supplementary major medical insurance projects were conducted by 31 branches of the Company at the provincial level across China, covering more than 400 million urban and rural residents. Over 480 basic medical insurance administration projects were undertaken by 25 branches of the Company at the provincial level, covering approximately 90 million people. Moreover, 17 pilot projects for the long-term care insurance business were conducted by 11 branches of the Company at the provincial level, covering more than 8 million people.

(II)	Actively carrying out programs for public welfare for dedication of love and care and contribution to the society.

The Company actively participated in assistance, bailout, education and poverty alleviation programs. During the Reporting Period, the Company donated RMB2.0682 million through China Life Foundation to continually support orphans from Wenchuan, Ludian and Yushu earthquakes and Zhouqu mudslide. The Company provided living assistance and emotional support to orphans from various disasters on a long-term and continuous basis. In addition, the Company donated over RMB9 million for public welfare programs in relation to maternity care, assistance for people with disabilities, and promotion of education.

(III)	Making every effort in cutting down energy consumption and carbon emissions at each operating segment through technological innovation and application.

The Company, based on its features of energy consumption, strived to cut down its energy consumption and carbon emissions at each operating segment by means of electronic office processing system, technological innovation and adoption of new environment-friendly materials. In the first half of 2018, the percentage of on-line insurance purchasing was 61.6% on a cumulative basis, an increase of 42 percentage points from the end of 2017. The paper cost was thus reduced by RMB2.23 million. In order to cut down carbon omissions, the Company regularly collected data and made inspection on its consumption of various energies and established a system of centralized operation services. The Company actively promoted and applied the spirits of diligence and thrift, and increased the awareness of its employees on performing energy saving measures with a view to facilitating the construction of ecological civilization.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

(IV)	Targeted poverty alleviation

1.	Targeted poverty alleviation plan

During the Reporting Period, the Company properly carried out insurance poverty alleviation by actively playing the due role of insurance. In the first half of 2018, the Company made further efforts in expanding and promoting the poverty alleviation insurance business, and published the “White Paper on Poverty Alleviation by the Medical Insurance of China Life” and vigorously promoted supplementary major medical expenses insurance to facilitate its poverty alleviation work. In response to the policies launched by certain provincial and municipal governments, the Company optimized the design of the system of supplementary major medical expenses insurance to enhance the level of medical protection of impovished people, thereby giving into full play of its social responsibilities. In addition, the branches of the Company at all levels carried out business poverty alleviation by taking advantage of their strengths on principal business, responded to the arrangements made by local governments on a timely basis, and tilted their focus on poverty alleviation to grassroots level. By actively making donations for education and assistance purposes to the targeted poverty alleviation areas, the Company stepped up its efforts in cooperating with the governments at all levels for poverty alleviation activities with a view to making positive contributions to targeted poverty alleviation and reduction.

2.	Summary of targeted poverty alleviation activities during the Reporting Period

During the Reporting Period, the Company consistently implemented the “Opinions Concerning the Promotion of Poverty Alleviation Work by the Insurance Industry” issued by the China Insurance Regulatory Commission and the Office of the Poverty Alleviation and Development Leading Group of the State Council, upheld a high standard of social responsibility, strengthened organization and leadership, increased investment, and took full advantage of the insurance industry’s strength on poverty alleviation, so as to fight against poverty by financial means.

3.	Achievements of targeted poverty alleviation activities during the Reporting Period

Indicators			Data and Details
I.	Overall situation
	Including:	1. Funds	RMB2,764.94 million
(including the insurance claims for poverty alleviation of RMB950 million, insurance claims for supplementary major medical expenses insurance of RMB1,800 million, and the contribution to the targeted poverty alleviation areas of RMB14.94 million)
		2. Materials	RMB3.58 million
		3. Number of beneficiaries in recorded poverty-stricken families (person)	7,704

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

Indicators			Data and Details
II.	Contribution to segments
	1.	Poverty alleviation by industrial	Ö	Poverty alleviation in the agricultural and
		development		forestry industry
		Including:	☐	Poverty alleviation in the tourism industry
		1.1 Type of industrial poverty	Ö	Poverty alleviation in the e-commerce industry
		alleviation projects	☐	Poverty alleviation in the assets income
industry
			☐	Poverty alleviation in the technological
industry
			Ö	Others
		1.2 Number of industrial poverty	517
alleviation projects (unit)
		1.3 Contribution to industrial	RMB10.72 million
poverty alleviation projects
		1.4 Number of beneficiaries in	7,704
recorded poverty-stricken
families (person)
	2.	Poverty alleviation by education
Including:
		2.1 Contribution to subsidize students in poverty	RMB1.28 million
		2.2 Number of students in poverty who received subsidies (person)	1,392
		2.3 Contribution to improve education resources in poverty-stricken areas	RMB0.58 million
	3.	Other projects
Including:
		3.1 Number of projects (unit)	168 newly underwritten poverty alleviation projects

		3.2 Amount of contribution	Payment of RMB2,750 million as compensation for insurance claims for poverty alleviation

		3.3 Description of other projects	Approximately 1.55 million beneficiaries (including poverty alleviation insurance and supplementary major medical expenses insurance)
III. Awards obtained (details and class)			The project of “Five Guarantees Family, Low- income Residents and Orphans” in Gansu and the Poverty Alleviation Insurance Project in Ningxia offered by China Life were successfully selected as the “Top Ten Models for Fighting Against Poverty in the National Insurance Industry” (1st session) organized by the Insurance Association of China

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

4.	Progressive achievements in performing the social responsibilities of targeted poverty alleviation

In the first half of 2018, the Company further stepped up its efforts in promoting poverty alleviation insurance to expand its scope of beneficiaries covered. The number of newly underwritten poverty alleviation projects was 160, which covered 1,148 administrative regions at the county level in 26 provinces and offered insurance coverage to 15.57 million beneficiaries in recorded poverty-stricken families. The payment of compensation for such projects amounted to RMB950 million and the number of beneficiaries reached approximately 0.80 million. The Company also assisted local governments in further improving the design of poverty alleviation policies in relation to supplementary major medical expenses insurance. Based on the principle of “breakeven with narrow profit margin”, the Company increased the percentage of medical expenses reimbursement to impoverished people for medical expenses, thus playing a role of social stabilizer in an effective manner. In the supplementary major medical expenses insurance projects undertaken by the Company, the projects that offered preferential treatments for impoverished people covered over 630 counties. In the first half of the year, the amount of compensation paid to impoverished people was over RMB1,800 million and the number of beneficiaries reached 0.75 million. The Company undertook 8 new poverty alleviation projects in relation to supplementary major medical expenses insurance, with the number of insured people reaching more than 5 million. The “Five Guarantees Family, Low-income Residents and Orphans” in Gansu and the Poverty Alleviation Insurance Project in Ningxia offered by China Life were successfully selected as the “Top Ten Models for Fighting Against Poverty in the National Insurance Industry” (1st session) organized by the Insurance Association of China, which won credit and trust from the governments at all levels and the general public.

5.	Subsequent targeted poverty alleviation plans

The Company will consistently and actively promote poverty alleviation insurance and put more efforts in product innovation so as to expand the coverage of poverty alleviation insurance. The Company will also consistently and vigorously carry out supplementary major medical expenses insurance and medical insurance administration to promote poverty alleviation by healthcare, with a view to enhancing the risk-resistant ability of impoverished people in a practical manner. The Company will accomplish its mission to make due contributions to the poverty alleviation and the establishment of a well-off society.

V.	FUTURE PROSPECT AND RISK ANALYSIS

In prospect of the second half of 2018, the Company will consistently strengthen its analysis of macro-economic and financial trends and complex risk factors to maintain its continuous and healthy growth. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:

(I)	Risks relating to macro trend

Since 2018, the global economy has recovered moderately but the impact of the international financial crisis has not been fully dispelled. Trade frictions intensified, the spillover effect arising from the monetary policies of major economies became prominent, and the stock market and foreign exchange market in emerging countries were increasingly volatile. In terms of the domestic market, the Chinese economy was at the critical stage of transforming the development mode, optimizing economic structure and changing growth drivers, and the structural conflicts still existed. It is generally believed that the macro-economic development will be stable with good momentum for growth. However, the great downward pressure on the economy will still exist. Changes in international and domestic markets may affect the insurance industry through multiple channels such as the real economy, financial markets and consumer demands, which may in turn affect the underwriting business and asset management of the Company in various aspects.

China Life Insurance Company Limited 2018 Interim Report

Management Discussion and Analysis

(II)	Risks relating to business

As affected by external factors such as the change of macro-economic environment, the high level of 10-year treasury bond yield and interest rate of wealth management products of banks, the long-term savings business has experienced a decline and the Company is under pressure in maintaining rapid business growth. Further, under the circumstance of “stringent regulation”, regulatory punishments have been strengthened and market entities are facing with greater pressure. Due to the extensive business outlets, a large number of staff and various kinds of businesses, the Company is also under the above pressure and may face more uncertainties and complexities with respect to the risks in relation to the funds raising fraud, sales and complaints.

(III)	Risks relating to investments and profitability

In the event that the domestic and international economies do not develop as expected, the volatility of financial markets may become greater and the market risk relating to investment portfolios and credit risk may rise. The Company may develop new investment channels, adopt new investment vehicles or appoint new investment managers, which may expose the Company to new risks. All of the above factors may affect the Company’s investment income and the book value of its assets. Moreover, some of the Company’s assets are held in foreign currencies, which may give rise to the risk of exchange gains and losses arising from exchange rate fluctuations. In addition, the operational and financial risks of associated enterprises and the fluctuation in their profitability may undermine the expected returns on investment, which may have certain impacts on the Company’s profitability.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in 2018. At the same time, if there is any further capital demand, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

(IV)	Risks relating to network security

Upon occurrence of any unsafe factors such as natural disasters, man-made disasters, criminal activities and large-scale network paralysis, as well as any other events that go beyond the control of the Company, the computer system of the Company may be interrupted or exposed to security vulnerability. The Company has so far not experienced such kind of risks by adopting various security measures and back-up plans to guard against or mitigate system breakdown. In the future, the Company will consistently enhance its capability of preventing and controlling network risk.

In the second half of 2018, the Company will maintain its strategic consistency and tactical flexibility. With adherence to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, the Company will speed up reforms on quality, efficiency and driving forces to facilitate its high-quality development. Given the above mentioned risk factors, the Company will firmly adhere to its established development strategy, and fine-tune its business development objectives in accordance with market trends to an appropriate degree, so as to efficiently respond to challenges from market competition and changes in the external environment.

Embedded Value

China Life Insurance Company Limited 2018 Interim Report

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of half year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

China Life Insurance Company Limited 2018 Interim Report

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Willis Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Willis Towers Watson is contained in the “Willis Towers Watson’s review opinion report on embedded value” section.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2018 are consistent with those used as at 31 December 2017.

China Life Insurance Company Limited 2018 Interim Report

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 30 June 2018 and the corresponding results as at 31 December 2017 are shown below:

Table 1 Components of Embedded Value			RMB million
ITEM		30 June 2018	31 December 2017
A	Adjusted Net Worth	381,635	370,500
B	Value of In-Force Business before Cost of Required Capital	428,936	398,723
C	Cost of Required Capital	(41,345)	(35,050)
D	Value of In-Force Business after Cost of Required Capital (B + C)	387,591	363,673
E	Embedded Value (A + D)	769,225	734,172

Note:   Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2018 and for the corresponding period of last year:

Table 2 Components of Value of Half Year’s Sales			RMB million
ITEM		30 June 2018	30 June 2017
A	Value of Half Year’s Sales before Cost of Required Capital	32,245	40,233
B	Cost of Required Capital	(4,079)	(3,338)
C	Value of Half Year’s Sales after Cost of Required Capital (A + B)	28,166	36,895

China Life Insurance Company Limited 2018 Interim Report

Embedded Value

VALUE OF HALF YEAR’S SALES BY CHANNEL

The value of half year’s sales for the 6 months ended 30 June 2018 by channel is shown below:

Table 3 Value of Half Year’s Sales by Channel		RMB million
Channel	30 June 2018	30 June 2017
Exclusive Individual Agent Channel	24,077	33,661
Bancassurance Channel	3,887	2,966
Group Insurance Channel	202	268
Total	28,166	36,895

The new business margin of half year’s sales for the 6 months ended 30 June 2018 by channel is shown below:

Table 4 New Business Margin of Half Year’s Sales by Channel	By FYP		By APE
Channel	30 June 2018	30 June 2017	30 June 2018	30 June 2017
Exclusive Individual Agent Channel	32.3%	44.1%	32.3%	44.2%
Bancassurance Channel	13.6%	4.0%	18.7%	14.8%
Group Insurance Channel	0.9%	1.2%	0.9%	1.2%

Note:	FYP (First Year Premium) is the written premium used for calculation of the value of half year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

China Life Insurance Company Limited 2018 Interim Report

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 5 Analysis of Embedded Value Movement in the First Half Year of 2018	RMB million
ITEM
A Embedded Value at the Start of Year	734,172
B Expected Return on Embedded Value	27,668
C Value of New Business in the Period	28,166
D Operating Experience Variance	1,929
E Investment Experience Variance	(18,223)
F Methodology and Model Changes	(1,418)
G Market Value and Other Adjustments	6,045
H Exchange Gains or Losses	124
I Shareholder Dividend Distribution and Capital Injection	(11,494)
J Other	2,256
K Embedded Value as at 30 June 2018 (sum A through J)	769,225

Notes: 1) Numbers may not be additive due to rounding.

           2) Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2018 opening net worth.
C	Value of half year’s sales for the 6 months ended 30 June 2018.
D	Reflects the difference between actual operating experience in the first half year of 2018 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2018.
F	Reflects the effects of appraisal methodology and model enhancement.
G	Change in the market value adjustment from the beginning of year 2018 to 30 June 2018 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2018. J Other miscellaneous items.

China Life Insurance Company Limited 2018 Interim Report

Embedded Value

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 6 Sensitivity Results		RMB million
	Value of In-Force	Value of Half Year’s
	Business after Cost of	Sales after Cost of
	Required Capital	Required Capital
Base case scenario	387,591	28,166
1. Risk discount rate +50bps	370,427	26,722
2. Risk discount rate -50bps	406,025	29,724
3. Investment return +50bps	454,734	32,817
4. Investment return -50bps	320,766	23,534
5. 10% increase in expenses	382,347	26,641
6. 10% decrease in expenses	392,830	29,686
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	384,860	27,785
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	390,317	28,548
9. 10% increase in lapse rates	387,150	27,586
10. 10% decrease in lapse rates	387,906	28,759
11. 10% increase in morbidity rates	382,590	27,479
12. 10% decrease in morbidity rates	392,629	28,852

China Life Insurance Company Limited 2018 Interim Report

Embedded Value

WILLIS TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 30 June 2018 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2018, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop the embedded value and value of half year’s sales as at 30 June 2018;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•

the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Mei-Chee Shum                     Benjamin Chen

23 August 2018

Significant Events

China Life Insurance Company Limited 2018 Interim Report

Significant Events

I.	MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreements entered into by CLWM with CLIC, CLP&C, CLI, Pension Company and China Life E-commerce Company Limited (“CLEC”), respectively, the framework agreement between CLI and AMP, the framework agreement between CLWM and Chongqing International Trust Inc. (“Chongqing Trust”), and the framework agreement between the Company and China Life Capital. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in each of CLI, CLEC and China Life Capital. Therefore, each of CLIC, CLP&C, CLI, CLEC and China Life Capital constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. Each of CLWM and AMP is a subsidiary of AMC, and is therefore a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the framework agreements entered into by AMP with the Company, Pension Company, CLIC and CLP&C, respectively, the asset management agreement for alternative investments between the Company and CLI, and the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” between the Company and Chongqing Trust. Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the asset management agreement between CLIC and AMC, and the framework agreement between the Company and CLWM, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

China Life Insurance Company Limited 2018 Interim Report

Significant Events

1.	Policy Management Agreement

Since 30 September 2003, the Company and CLIC have from time to time entered into policy management agreements. The renewed agreement between the parties expired on 31 December 2017. The Company and CLIC entered into the 2018 policy management agreement on 26 December 2017, with a term from 1 January 2018 to 31 December 2020. Pursuant to the agreement, the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to the non- transferred policies. For details as to the method of calculation of the service fee, please refer to Note in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for the three years ending 31 December 2020 is RMB708 million.

For the first half of 2018, the service fee paid by CLIC to the Company amounted to RMB331.38 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 29 December 2015, the Company and AMC entered into the 2016 asset management agreement, with a term of three years from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for the three years ending 31 December 2018 is RMB1,500 million.

For the first half of 2018, the Company paid AMC a service fee of RMB628.19 million.

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 30 December 2015, CLIC and AMC entered into the 2016 asset management agreement, with an entrustment term from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2018 are RMB320 million, RMB310 million and RMB300 million, respectively.

For the first half of 2018, CLIC paid AMC a service fee of RMB49.10 million.

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(3)	Asset Management Agreement for Alternative Investments between the Company and CLI

Since 22 March 2013, the Company and CLI have from time to time entered into asset management agreements for alternative investments. The renewed agreement between the parties expired on 30 June 2017. As approved by the 2016 Annual General Meeting of the Company, the Company and CLI entered into the 2017-2018 asset management agreement for alternative investments on 30 June 2017, with retrospective effect from 1 January 2017 until 31 December 2018. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI an investment management service fee, a floating management fee and a performance-based bonus. For details as to the method of calculation of the investment management service fee, floating management fee and performance-based bonus, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. In addition, the assets entrusted by the Company to CLI will also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment schemes and project asset-backed schemes.

The contractual amount of the assets entrusted by the Company to CLI for investment and management will not exceed RMB550,000 million or its equivalent in foreign currency (including the contractual amount of the assets already entrusted prior to the execution of the agreement and the contractual amount of the assets newly entrusted during the term of the agreement) as at the expiry date of the agreement. In particular, the annual cap on the contractual amount of the assets newly entrusted for investment and management for 2017 is RMB200,000 million or its equivalent in foreign currency (including the annual cap of RMB80,000 million or its equivalent in foreign currency for the subscription of the related financial products, and the annual cap of RMB100,000 million or its equivalent in foreign currency in respect of the contractual amount of the assets newly entrusted by the Company in its co-investments with CLIC and CLP&C), and the annual cap on the amount of the investment management service fee, floating management fee and performance-based bonus is RMB630 million or its equivalent in foreign currency; the annual cap on the contractual amount of the assets newly entrusted for investment and management for 2018 is RMB200,000 million or its equivalent in foreign currency (including the annual cap of RMB80,000 million or its equivalent in foreign currency for the subscription of the related financial products, and the annual cap of RMB100,000 million or its equivalent in foreign currency in respect of the contractual amount of the assets newly entrusted by the Company in its co-investments with CLIC and CLP&C), and the annual cap on the amount of the investment management service fee, floating management fee and performance-based bonus is RMB990 million or its equivalent in foreign currency.

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As approved by the 2017 Annual General Meeting of the Company, the Company and CLI will enter into the 2019 asset management agreement for alternative investments. Pursuant to the agreement, CLI will continue to invest and manage assets entrusted to it by the Company, and the Company will pay CLI the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee in respect of the investment and management services provided by CLI to the Company. Upon signing by the parties, the agreement will take effect from 1 January 2019, with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement will be automatically renewed for one year from the expiry date thereof.

For the three years ending 31 December 2021, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are as follows:

	Amount of Assets Newly	Amount of the Investment
	Entrusted for Investment and	Management Service Fee,
	Management during the Period	Floating Management Fee,
	(Including the Amount for	Performance-based Bonus
	Subscription of the Related	and Real Estate Operation
	Financial Products)	Management Service Fee
	(RMB hundred million or its	(RMB hundred million or its
	equivalent in foreign currency)	equivalent in foreign currency)
For the year ending 31 December 2019	2,000 (including the amount for the subscription of the related financial products: 1,000)	13.91
For the year ending 31 December 2020	2,000 (including the amount for the subscription of the related financial products: 1,000)	19.82
For the year ending 31 December 2021	2,000 (including the amount for the subscription of the related financial products: 1,000)	22.66

The above amount of assets entrusted by the Company to CLI for investment and management for the year ending 31 December 2019 will also include the amount of subscription of the fund products by the Company under the cooperation framework agreement for investment management with insurance funds between the Company and China Life Capital for the year ending 31 December 2019 (for details, please refer to the section headed “(4) Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital” below).

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For the first half of 2018, the investment management service fee, floating management fee and performance-based bonus paid by the Company to CLI amounted to RMB228.81 million. As at 30 June 2018, the contractual amount of the assets entrusted by the Company to CLI for investment and management was RMB285,708.34 million, among which, for the first half of 2018, the contractual amount of the assets newly entrusted by the Company was RMB26,232.00 million (including the contractual amount of RMB22,099.00 million for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and the contractual amount of the assets newly entrusted by the Company of RMB0 million in its co-investment with CLIC and CLP&C).

(4)	Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital

The Company entered into the “Cooperation Framework Agreement for Investment Management with Insurance Funds” with China Life Capital on 7 June 2018, with a term from 7 June 2018 to 31 December 2019. Pursuant to the agreement, the Company will subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (including individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For the two years ending 31 December 2019, the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner is RMB5,000 million, and the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the fund products are RMB150 million and RMB200 million, respectively.

For the first half of 2018, there was no relevant transaction between the Company and China Life Capital.

3.	Insurance Sales Framework Agreement

Since 18 November 2008, the Company and CLP&C have from time to time entered into insurance sales framework agreements. The renewed agreement between the parties expired on 7 March 2018. The Company and CLP&C entered into the 2018 insurance sales framework agreement on 31 January 2018, with a term of three years from 8 March 2018 to 7 March 2021. Pursuant to the agreement, CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2020 were RMB4,260 million, RMB5,540 million and RMB7,050 million, respectively.

For the first half of 2018, CLP&C paid the Company an agency service fee of RMB1,597.88 million.

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4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

The Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between the Company and AMP on 30 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee and performance-based fee payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB1,087.00 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB2,800.62 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by the Company for the asset management for specific clients was RMB12.49 million, and the fees for other daily transactions were RMB1.42 million.

(2)	Framework Agreement between Pension Company and AMP

Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between Pension Company and AMP on 23 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, Pension Company and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million;

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the annual cap of the sales commission fee and client maintenance fee payable by AMP is RMB100 million; the annual cap of the management fee and performance-based fee payable by Pension Company for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB257.15 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB287.25 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by Pension Company for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0 million.

(3)	Framework Agreement between CLIC and AMP

CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLIC and AMP on 16 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products and asset management for specific clients. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; and the annual cap of the management fee and performance-based fee payable by CLIC for the asset management for specific clients is RMB100 million.

For the first half of 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB1,156.47 million, and the management fee and performance-based fee paid by CLIC for the asset management for specific clients was RMB12.90 million.

(4)	Framework Agreement between CLP& C and AMP

CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLP&C and AMP on 22 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price for

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the fund products is RMB10,000 million; the annual cap of the redemption price for the fund products is RMB10,000 million; the annual cap of the subscription fee for the fund products is RMB100 million; the annual cap of the redemption fee for the fund products is RMB100 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP is RMB100 million; the annual cap of the management fee and performance-based fee payable by CLP&C for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2018, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by CLP&C for the asset management for specific clients was RMB2.19 million, and the fees for other daily transactions were RMB0.07 million.

(5)	Framework Agreement between CLI and AMP

CLI and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Asset Management for Specific Clients and Other Daily Transactions” on 20 December 2017. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, CLI and AMP will conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB7,000 million and RMB7,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB7,000 million and RMB7,000 million, respectively; the annual cap of the management fee and performance-based fee payable by CLI for the asset management for specific clients is RMB50 million; and the annual cap of the fees for other daily transactions is RMB50 million.

For the first half of 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB213.42 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB420.02 million, the management fee and performance-based fee paid by CLI for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0 million.

5.	Framework Agreements with CLWM

(1)	Framework Agreement between the Company and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 30 December 2015 entered into between the Company and CLWM expired on 31 December 2017. The Company and CLWM entered into the 2018 framework agreement on 28 December 2017, pursuant to which, the Company will

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continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, the sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual cap of the management fee payable by the Company for the asset management services is RMB240 million; the annual cap of fees in connection with the sales agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2018, the management fee paid by the Company for the asset management services was RMB1.79 million; the fees in connection with the sales agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB6.13 million.

(2)	Framework Agreement between CLIC and CLWM

The “Framework Agreement in relation to Asset Management Services” dated 26 January 2016 entered into between CLIC and CLWM expired on 31 December 2017. CLIC and CLWM entered into the 2018 framework agreement on 27 December 2017, pursuant to which, CLIC will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services and advisory services. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLIC for the asset management services are RMB50 million, RMB120 million and RMB180 million, respectively; and the annual caps of the advisory fee payable by CLIC for the advisory services are RMB50 million, RMB80 million and RMB120 million, respectively.

For the first half of 2018, the management fee paid by CLIC for the asset management services was RMB0.67 million, and the advisory fee paid by CLIC for the advisory services was RMB1.44 million.

(3)	Framework Agreement between CLP& C and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 9 March 2016 entered into between CLP&C and CLWM expired on 31 December 2017. CLP&C and CLWM entered into the 2018 framework agreement on 29 December 2017, pursuant to which, CLP&C will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLP&C for the asset management services are RMB50 million, RMB150 million and RMB240 million,

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respectively; the annual caps of the advisory fee payable by CLP&C for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions are RMB150 million, RMB400 million and RMB700 million, respectively.

For the first half of 2018, the management fee paid by CLP&C for the asset management services was RMB0.71 million, the advisory fee paid by CLP&C for the advisory services was RMB1.85 million, and the fees for other daily transactions were RMB0.01 million.

(4)	Framework Agreement between CLI and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 3 February 2016 entered into between CLI and CLWM expired on 31 December 2017. CLI and CLWM entered into the 2018 framework agreement on 20 December 2017, pursuant to which, CLI will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee for the asset management services are RMB40 million, RMB80 million and RMB120 million, respectively; the annual caps of the advisory fee for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions are RMB20 million, RMB80 million and RMB160 million, respectively.

For the first half of 2018, there was no relevant transaction between CLI and CLWM.

(5)	Framework Agreement between Pension Company and CLWM

Pension Company and CLWM entered into the “Framework Agreement in relation to Daily Connected Transactions” on 26 March 2018, pursuant to which Pension Company will conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by Pension Company for the asset management services are RMB100 million, RMB150 million and RMB200 million, respectively; the annual caps of the advisory fee payable by Pension Company for the advisory services are RMB40 million, RMB80 million and RMB90 million, respectively; and the annual caps of the fees for other daily transactions are RMB90 million; RMB180 million and RMB270 million, respectively.

For the first half of 2018, the management fee paid by Pension Company for the asset management services was RMB0 million, the advisory fee paid by Pension Company for the advisory services was RMB0.12 million, and the fees for other daily transactions were RMB0 million.

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(6)	Framework Agreement between CLEC and CLWM

CLEC and CLWM entered into the “Framework Agreement in relation to Daily Connected Transactions” on 29 December 2017, pursuant to which CLEC will conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLEC for the asset management services are RMB5 million, RMB10 million and RMB15 million, respectively; the annual caps of the advisory fee payable by CLEC for the advisory services are RMB5 million, RMB10 million and RMB15 million, respectively; and the annual caps of the fees for other daily transactions are RMB200 million; RMB300 million and RMB400 million, respectively.

For the first half of 2018, there was no relevant transaction between CLEC and CLWM.

6.	Framework Agreements with Chongqing Trust

(1)	Framework Agreement between the Company and Chongqing Trust

As approved by the 2016 Annual General Meeting of the Company, the Company and Chongqing Trust entered into the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” on 21 June 2017. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, the Company and Chongqing Trust will conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription amount of the trust products is RMB50,000 million (including the trustee’s remuneration of no more than RMB500 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the redemption amount of the trust products is RMB4,500 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2018, there was no relevant transaction between the Company and Chongqing Trust.

(2)	Framework Agreement between CLWM and Chongqing Trust

CLWM and Chongqing Trust entered into the “Framework Agreement in relation to Daily Connected Transactions” on 29 December 2017, with a term from 1 January 2018 to 31 December 2019. Pursuant to the agreement, CLWM and Chongqing Trust will conduct the subscription of trust products, asset management services, advisory services and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ending 31 December 2019, the annual cap of the subscription amount of the trust products is RMB10,000 million (including the trustee’s remuneration of no

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more than RMB150 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the management fee for the asset management services is RMB150 million; the annual cap of the advisory fee for the advisory services is RMB150 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2018, there was no relevant transaction between CLWM and Chongqing Trust.

(II)	Other Major Connected Transactions

1.	Acquisition of Properties by the Company and CLP& C

As approved by the 15th meeting of the fifth session of the Board of Directors of the Company, Tianjin Branch of the Company and Tianjin Branch of CLP&C jointly acquired properties located at the business center district in Tianjin, the PRC. On 18 March 2018, Tianjin Branch of the Company and Tianjin Tiantai Property Development Co., Ltd. (“Tiantai Property”) entered into the “Agreement for the Sale and Purchase of Commodity Housing in Tianjin”, pursuant to which Tianjin Branch of the Company agreed to acquire the property located at 7-25 floors and 31-47 floors, Office Tower, No. 38 Qufu Road, Heping District, Tianjin, the PRC, with a gross floor area of 72,855.08 square meters, from Tiantai Property at a consideration of RMB1,912,088,604. The property is used as office premises and part of it is for leasing purpose. Tiantai Property handed over the property to Tianjin Branch of the Company on 28 June 2018, and assisted Tianjin Branch of the Company in completing the registration of ownership of the property.

2.	Capital Injection to CLP& C

On 7 May 2018, the Company, CLIC and CLP&C entered into the “Capital Injection Contract of China Life Property and Casualty Insurance Company Limited”, pursuant to which the Company and CLIC agreed CLP&C to convert its undistributed profits into share capital. As a result, the registered capital of CLP&C increased from RMB15 billion to RMB18.8 billion, and its total number of shares increased from 15 billion shares to 18.8 billion shares. In particular, the number of shares of CLP&C held by the Company and CLIC increased by 1.52 billion shares and 2.28 billion shares, respectively, and their capital injection amounts were RMB1.52 billion and RMB2.28 billion, respectively. As the capital increase was made by way of capitalization of CLP&C’s undistributed profits, none of the Company or CLIC was required to make any cash payment in respect of the capital injection. After the completion of the capital injection, CLP&C continues to be held as to 40% by the Company and 60% by CLIC.

The transactions described above constituted connected transactions of the Company that were subject to the reporting and announcement requirements but were exempt from the independent shareholders’ approval requirement under Rule 14A.76(2) of the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of such connected transactions.

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(III)	Statement on Claims, Debt Transactions and Guarantees of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with related parties.

III.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

IV.	MATERIAL CONTRACTS AND THEIR PERFORMANCE

(I)

During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

(II)	The Company neither gave external guarantees nor provided guarantees to its non-wholly owned subsidiaries during the Reporting Period.

(III)

Entrusted wealth management during the Reporting Period or any wealth management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company has adopted the mode of entrusted investment for management of its investment assets, and established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, and CLI. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of capital utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

(IV)	Except as otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.

V.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in the first half of 2018. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policies.

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VI.

UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

China Life Insurance Company Limited 2018 Interim Report

Significant Events

VII.	AUDITORS

A resolution was passed at the 2017 Annual General Meeting held on 6 June 2018 to engage Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2018, and Ernst & Young as the Hong Kong auditor of the Company for the year 2018. The Company’s 2018 half-year financial statements prepared in accordance with the China Accounting Standards for Business Enterprises have been reviewed (not audited) by Ernst & Young Hua Ming LLP and the Company’s 2018 Interim Condensed Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards have been reviewed (not audited) by Ernst & Young.

VIII.	RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

Corporate Governance

Corporate Governance	63

Implementation of Profit Distribution Plan During the Reporting Period	64

Changes in Ordinary Shares and Shareholders Information	64

Directors, Supervisors, Senior Management and Employees	67

China Life Insurance Company Limited 2018 Interim Report

Corporate Governance

I.	CORPORATE GOVERNANCE

In the first half of 2018, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations, so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The Shareholders’ General Meetings, Board of Directors Meetings and Board of Supervisors Meetings of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2018, the Board of Directors held 9 meetings, and the Board of Supervisors held 2 meetings. As at the latest practicable date (23 August 2018), the Board of Directors held 12 meetings, and the Board of Supervisors held 4 meetings. The announcements concerning the resolutions adopted at the above meetings were published on the China Securities Journal, Shanghai Securities News and Securities Times, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

Shareholders’ general meeting convened during the Reporting Period is as follows:

23 proposals including: the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2017”, the “Proposal in relation to the Report of the Board of Supervisors of the Company for the Year 2017”, the “Proposal in relation to the Financial Report of the Company for the Year 2017”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2017”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the “Proposal in relation to the Election of Directors of the Sixth Session of the Board of Directors of the Company and the Election of Supervisors of the Sixth Session of the Board of Supervisors of the Company”, the “Proposal in relation to the Remuneration of Auditors of the Company for the Year 2017 and the Appointment of Auditors of the Company for the Year 2018”, the “Proposal in relation to the General Mandate for the Issuance of H Shares by the Company” and the “Proposal in relation to the ‘Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds’ between the Company and China Life Investment Holding Company Limited” were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2017” and the “Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System of the Company for the Year 2017” were received and reviewed at the 2017 Annual General Meeting held in Beijing on 6 June 2018.

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions
http://www.sse.com.cn
2017 Annual General Meeting	6 June 2018	http://www.hkexnews.hk	6 June 2018
http://www.e-chinalife.com

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

The Audit Committee of the Board of the Company has reviewed the 2018 Interim Report of the Company.

China Life Insurance Company Limited 2018 Interim Report

Corporate Governance

II.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare any interim dividend of ordinary shares for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2017 approved at the 2017 Annual General Meeting held on 6 June 2018, with the appropriation to its discretionary surplus reserve fund of RMB3,218 million (10% of the net profit for the year 2017 under the China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.40 per share (inclusive of tax) to all holders of ordinary shares of the Company, totaling approximately RMB11,306 million.

III.	CHANGES IN ORDINARY SHARES AND SHAREHOLDERS INFORMATION

(I) Changes in Share Capital

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

(II) Information on Shareholders

Total number of shareholders and their shareholdings

Total number of holders of ordinary shares as at the end of the Reporting Period	No. of holders of A Shares: 140,516
No. of holders of H Shares: 28,111

Particulars of top ten shareholders of the Company

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Unit: Shares Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	0	–	–
HKSCC Nominees Limited	Overseas legal person	25.90%	7,321,693,675	+2,457,215	–	–
China Securities Finance Corporation Limited	State-owned legal person	2.36%	668,046,581	+73,544,079	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	0	–	–
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.18%	50,810,503	-4,175,258	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.08%	23,982,893	+1,006,706	–	–
China International Television Corporation	State-owned legal person	0.07%	18,452,300	0	–	–
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	0	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.04%	12,581,204	-207,133	–	–
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	0	–	–

China Life Insurance Company Limited 2018 Interim Report

Corporate Governance

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

	2.	China National Nuclear Corporation and China International Television Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A Shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.
Details of shareholders
	3.	Both Industrial and Commercial Bank of China Limited—China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(III)	Change in the Controlling Shareholder and the Effective Controller

During the Reporting Period, there was no change in the controlling shareholder and the effective controller of the Company.

(IV)	Interests and Short Positions in the Shares and Underlying Shares of the Company Held by Substantial Shareholders and Other Persons Under Hong Kong Laws and Regulations

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2018, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares		Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
BlackRock, Inc. (Note 1)	Interest in controlled corporation	H Shares	532,454,761 4,815,000	(L) (S)	7.16 0.06	% %	1.88 0.02	% %
JPMorgan Chase &	Beneficial owner, investment	H Shares	516,297,655	(L)	6.93%		1.83%
Co. (Note 2)	manager, trustee and		61,047,353	(S)	0.82%		0.22%
	custodian corporation/approved lending agent		210,057,815	(P)	2.82%		0.74%

China Life Insurance Company Limited 2018 Interim Report

Corporate Governance

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(Note 1):	BlackRock, Inc. was interested in a total of 532,454,761 H Shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited and BlackRock Asset Management (Schweiz) AG were interested in 3,724,000 H Shares, 8,096,000 H Shares, 154,006,399 H Shares, 202,522,000 H Shares, 1,450,000 H Shares, 26,100,567 H Shares, 1,085,000 H Shares, 2,134,000 H Shares, 24,063,679 H Shares, 1,024,000 H Shares, 1,536,707 H Shares, 2,745,700 H Shares, 58,498,091 H Shares, 13,553,555 H Shares, 27,750,338 H Shares, 493,000 H Shares, 3,262,725 H Shares, 367,000 H Shares and 42,000 H Shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 532,454,761 H Shares, 390,760 H Shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 4,815,000 H Shares (0.06%). Of these 4,815,000 H Shares, 2,097,000 H Shares were cash settled unlisted derivatives.

(Note 2):	JPMorgan Chase & Co. was interested in a total of 516,297,655 H Shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, J.P. Morgan Markets Limited, JF Asset Management Limited, JPMorgan Asset Management (Taiwan) Limited, J.P. Morgan Investment Management Inc., J.P. Morgan GT Corporation, J.P. Morgan Whitefriars LLC, J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A., J.P. Morgan Chase Bank Berhad and JPMorgan Asset Management (UK) Limited were interested in 11,979,980 H Shares, 19,995 H Shares, 57,071,000 H Shares, 1,811,000 H Shares, 44,190,000 H Shares, 1,750,000 H Shares, 11,315 H Shares, 157,260,721 H Shares, 210,944,775 H Shares, 2,565,508 H Shares and 28,693,361 H Shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 516,297,655 H Shares are 210,057,815 H Shares (2.82%), which are held in the “lending pool” as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests-Securities Borrowing and Lending) Rules. Of these 516,297,655 H Shares, 30,877,380 H Shares were physically settled listed derivatives, 175,000 H Shares were cash settled listed derivatives, 8,263,000 HSshares were physically settled unlisted derivatives and 2,745,508 H Shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held a short position as defined under Part XV of the SFO in 61,047,353 H Shares (0.82%). Of these 61,047,353 H Shares, 10,131,405 H Shares were physically settled listed derivatives, 25,434,800 H Shares were cash settled listed derivatives, 2,843,140 H Shares were physically settled unlisted derivatives and 21,728,008 H Shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware of any other party who, as at 30 June 2018, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited 2018 Interim Report

Corporate Governance

IV.	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

(I)	Change in Shares of the Company Held by Directors, Supervisors and Senior Management

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and Senior Management.

(II)	Change of Directors, Supervisors and Senior Management

1.

At the 2017 Annual General Meeting held on 6 June 2018, Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng were elected as Executive Directors of the sixth session of the Board of Directors of the Company; Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan were elected as Non-executive Directors of the sixth session of the Board of Directors of the Company; Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie were elected as Independent Directors of the sixth session of the Board of Directors of the Company. The Company convened the first meeting of the sixth session of the Board of Directors on 6 June 2018, at which Mr. Yang Mingsheng was elected as the Chairman of the sixth session of the Board of Directors of the Company and the composition of the special committees under the sixth session of the Board of Directors of the Company was determined. In particular, Mr. Chang Tso Tung Stephen ceased to be the chairman of the Nomination and Remuneration Committee and was redesignated as the chairman of the Strategy and Assets and Liabilities Management Committee; Mr. Tang Xin ceased to be the chairman of the Strategy and Assets and Liabilities Management Committee and was redesignated as the chairman of the Nomination and Remuneration Committee. As approved by the CBIRC, the Mr. Su Hengxuan began to serve as a Non-executive Director of the sixth session of the Board of Directors and a member of the Strategy and Assets and Liabilities Management Committee from 11 July 2018.

2.

At the 2017 Annual General Meeting held on 6 June 2018, Mr. Jia Yuzeng, Mr. Shi Xiangming and Mr. Luo Zhaohui were elected as Non-employee Representative Supervisors of the sixth session of the Board of Supervisors of the Company. The Company convened the second extraordinary meeting of the second session of the employee representative meeting on 14 May 2018, at which Mr. Song Ping and Mr. Huang Xin were elected as Employee Representative Supervisors of the sixth session of the Board of Supervisors of the Company. As approved by the CBIRC, the qualification of Mr. Huang Xin as a Supervisor became effective from 20 June 2018 and the qualification of Mr. Jia Yuzeng as a Supervisor became effective from 11 July 2018. On 20 July 2018, the Company convened the first meeting of the sixth session of the Board of Supervisors, at which Mr. Jia Yuzeng was elected as the Chairman of the sixth session of the Board of Supervisors of the Company. On 23 August 2018, Mr. Tang Yong was nominated as a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors at the second meeting of the sixth session of the Board of Supervisors of the Company. The proposal will be submitted to the shareholders’ general meeting of the Company for consideration and approval, and the qualification of Mr. Tang Yong as a Non-employee Representative Supervisor is still subject to the approval of the CBIRC. Mr. Miao Ping and Ms. Wang Cuifei retired upon expiry of the term of the fifth session of the Board of Supervisors of the Company.

3.

Due to adjustment of work arrangements, Mr. Wang Sidong ceased to be a Non-executive Director of the fifth session of the Board of Directors of the Company and a member of the Nomination and Remuneration Committee with effect from 12 January 2018. After the election at the First Extraordinary General Meeting 2017 of the Company and upon the approval by the CBIRC, Mr. Yuan Changqing began to serve as a Non-executive Director of the fifth session of the Board of Directors and a member of the Nomination and Remuneration Committee from 11 February 2018.

China Life Insurance Company Limited 2018 Interim Report

Corporate Governance

4.

Due to adjustment of work arrangements, Mr. Li Guodong ceased to be an Employee Representative Supervisor of the fifth session of the Board of Supervisors of the Company with effect from 2 January 2018. After the election at the sixth extraordinary meeting of the second session of the employee representative meeting of the Company and upon the approval by the CBIRC, Mr. Song Ping began to serve as an Employee Representative Supervisor of the fifth session of the Board of Supervisors of the Company from 15 March 2018. After the election at the First Extraordinary General Meeting 2017 of the Company and upon the approval by the CBIRC, Mr. Luo Zhaohui began to serve as a Non-employee Representative Supervisor of the fifth session of the Board of Supervisors of the Company from 11 February 2018. Due to adjustment of work arrangements, Ms. Xiong Junhong ceased to be a Non-employee Representative Supervisor of the fifth session of the Board of Supervisors of the Company with effect from 23 February 2018.

5.

As approved by the nineteenth meeting of the fifth session of the Board of Directors of the Company, Mr. Zhao Peng and Ms. Yang Hong were appointed as the Vice President and Operation Director of the Company, respectively, with effect from 2 March 2018. As approved by the nineteenth meeting of the fifth session of the Board of Directors of the Company and the CBIRC, Mr. Ruan Qi was appointed as the Vice President of the Company with effect from 8 April 2018. As approved by the twenty-fourth meeting of the fifth session of the Board of Directors of the Company and the CBIRC, Mr. Xu Chongmiao was appointed as the Compliance Officer of the Company with effect from 17 July 2018.

(III)	Employees of the Company

As at 30 June 2018, the Company had 102,421 employees in total. There was no material change in the employee remuneration policy and training program when compared with the information disclosed in the annual report of the Company for 2017.

(IV)	Disclosure of Interests of Directors, Supervisors and the Chief Executive in the Shares of the Company

As at 30 June 2018, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

(V)	Compliance with the Code for Securities Transactions by Directors and Supervisors of the Company

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

Information Disclosure Index

China Life Insurance Company Limited 2018 Interim Report

Information Disclosure Index

Serial No.	Items	Date of disclosure
1	Announcement – Resignation of Supervisor	2018/1/3
2	Announcement – Resignation of Non-executive Director	2018/1/12
3	List of Directors and their Role and Function	2018/1/12
4	Announcement of Premium Income	2018/1/16
5	Election of Language and Means of Receipt of Corporate Communication	2018/1/18
6	Reply Form	2018/1/18
7	Announcement – Election of Employee Representative Supervisor	2018/1/23
8	Announcement – Estimated Profit Increase for the Year 2017	2018/1/30
9	Announcement – Forfeiture of Unclaimed Dividends	2018/2/8
10	Announcement of Premium Income	2018/2/12
11	Announcement – Approval of Qualification as Director and Supervisor by the CIRC and Resignation of Supervisor	2018/2/25
12	List of Directors and their Role and Function	2018/2/25
13	Notice of Board Meeting	2018/3/9
14	Announcement of Premium Income	2018/3/13
15	Announcement – Connected Transaction in relation to Acquisition of Property	2018/3/18
16	Announcement – Approval of Qualification as Supervisor by the CIRC	2018/3/20
17	Announcement of Results for the Year Ended 31 December 2017	2018/3/22
18	Announcement on Supplementary Information regarding the Compensation of Directors, Supervisors and Senior Management Members in 2016	2018/3/22
19	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2017)	2018/3/22
20	China Life Insurance Company Limited 2017 Corporate Social Responsibility Report	2018/3/22
21	China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2018/3/22

China Life Insurance Company Limited 2018 Interim Report

Information Disclosure Index

Serial No.	Items	Date of disclosure
22	Annual Report 2017	2018/4/11
23	Reports of the Board & Supervisory Committee, Financial Report & Profit Distribution Plan, Remuneration of Directors & Supervisors, Election of Directors, Election of Non-employee Representative Supervisors, Remuneration of Auditors & Appointment of Auditors, General Mandate to issue H Shares, Duty Report of the Independent Directors of the Board of Directors, Report on the Status of Connected Transactions & the Execution of the Connected Transactions Management System & Notice of AGM	2018/4/11
24	Notice of Annual General Meeting	2018/4/11
25	Form of Proxy of H Share Shareholders for use at the Annual General Meeting of the Company to be held on Wednesday, 6 June 2018	2018/4/11
26	Reply Slip of H Share Shareholders	2018/4/11
27	Notification Letter and Change Request Form to Registered Shareholders	2018/4/11
28	Notification Letter and Request Form to Non-Registered Shareholders	2018/4/11
29	Announcement of Premium Income	2018/4/13
30	Notice of Board Meeting	2018/4/16
31	Announcement – Estimated Profit Increase for the First Quarter of 2018	2018/4/20
32	2018 First Quarter Report	2018/4/26
33	Announcement – Connected Transaction – Capital Injection to CLP&C	2018/4/26
34	Announcement – Renewal of Continuing Connected Transactions in relation to the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds	2018/4/26
35	Announcement – Continuing Connected Transactions in relation to the Cooperation Framework Agreement for Investment Management with Insurance Funds	2018/4/26
36	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2018)	2018/4/26
37	China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2018/4/26
38	Announcement of Premium Income	2018/5/14

China Life Insurance Company Limited 2018 Interim Report

Information Disclosure Index

Serial No.	Items	Date of disclosure
39	Renewal of Continuing Connected Transactions and Supplemental Notice of Annual General Meeting	2018/5/17
40	Supplemental Notice of Annual General Meeting	2018/5/17
41	Supplemental Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 6 June 2018	2018/5/17
42	Notification Letter and Change Request Form to Registered Shareholders	2018/5/17
43	Notification Letter and Request Form to Non-Registered Shareholders	2018/5/17
44	Announcement – Election of Employee Representative Supervisors of the Sixth Session of the Supervisory Committee	2018/5/21
45	Announcement – Resolutions Passed at the Annual General Meeting, Election of Members of the Sixth Session of the Board of Directors and the Board of Supervisors of the Company and Distribution of Final Dividend	2018/6/6
46	List of Directors and their Role and Function	2018/6/6
47	Announcement of Premium Income	2018/6/13
48	Announcement – Approval of Qualification as Supervisor by the CBIRC	2018/6/29

Financial Report

International Auditor’s Independent Review Report	74

Interim Condensed Consolidated Statement of Financial Position	75

Interim Condensed Consolidated Statement of Comprehensive Income	77

Interim Condensed Consolidated Statement of Changes in Equity	79

Interim Condensed Consolidated Statement of Cash Flows	80

Notes to the Interim Condensed Consolidated Financial Statements	81

China Life Insurance Company Limited 2018 Interim Report

Financial Report

International Auditor’s Independent Review Report

To the Board of Directors of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements, set out on pages 75 to 124, which comprise the interim condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2018 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards, or accept liability to, any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young

Certified Public Accountants

Hong Kong

23 August 2018

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2018

	Notes	Unaudited As at 30 June 2018 RMB million	Audited As at 31 December 2017 RMB million
ASSETS
Property, plant and equipment		45,389	42,707
Investment properties		5,514	3,064
Investments in associates and joint ventures	6	171,853	161,472
Held-to-maturity securities	7.1	771,898	717,037
Loans	7.2	409,314	383,504
Term deposits	7.3	449,319	449,400
Statutory deposits – restricted		6,633	6,333
Available-for-sale securities	7.4	849,093	810,734
Securities at fair value through profit or loss	7.5	150,606	136,809
Securities purchased under agreements to resell		9,621	36,185
Accrued investment income		43,451	50,641
Premiums receivable		37,769	14,121
Reinsurance assets		3,766	3,046
Other assets		30,979	33,952
Cash and cash equivalents		57,973	48,586

Total assets		3,043,178	2,897,591

The notes on pages 81 to 124 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Financial Position (continued)

As at 30 June 2018

	Notes	Unaudited As at 30 June 2018 RMB million	Audited As at 31 December 2017 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	2,153,494	2,025,133
Investment contracts	9	243,652	232,500
Policyholder dividends payable		83,611	83,910
Interest-bearing loans and borrowings		19,557	18,794
Financial liabilities at fair value through profit or loss		2,032	2,529
Derivative financial liabilities	10	1,678	–
Securities sold under agreements to repurchase		102,062	87,309
Annuity and other insurance balances payable		48,712	44,820
Premiums received in advance		3,355	18,505
Other liabilities		51,504	47,430
Deferred tax liabilities	15	3,121	4,871
Current income tax liabilities		2,195	6,198
Statutory insurance fund		685	282

Total liabilities		2,715,658	2,572,281

Equity
Share capital	20	28,265	28,265
Other equity instruments	21	7,791	7,791
Reserves		146,121	145,675
Retained earnings		140,831	139,202

Attributable to equity holders of the Company		323,008	320,933

Non-controlling interests		4,512	4,377

Total equity		327,520	325,310

Total liabilities and equity		3,043,178	2,897,591

Approved and authorised for issue by the Board of Directors on 23 August 2018.

Yang Mingsheng	Lin Dairen
Director	Director

The notes on pages 81 to 124 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2018

		Unaudited For the six months ended 30 June
		2018	2017
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		360,482	345,967
Less: premiums ceded to reinsurers		(2,433)	(1,762)

Net written premiums		358,049	344,205
Net change in unearned premium reserves		(9,064)	(7,935)

Net premiums earned		348,985	336,270

Investment income	11	60,618	57,701
Net realised gains on financial assets	12	(4,432)	(4,347)
Net fair value gains through profit or loss	13	(7,460)	3,278
Other income		3,979	3,263

Total revenues		401,690	396,165

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(177,897)	(183,214)
Accident and health claims and claim adjustment expenses		(17,483)	(13,221)
Increase in insurance contract liabilities		(117,939)	(118,903)
Investment contract benefits		(4,829)	(4,015)
Policyholder dividends resulting from participation in profits		(9,312)	(8,076)
Underwriting and policy acquisition costs		(35,707)	(36,814)
Finance costs		(2,128)	(2,507)
Administrative expenses		(14,924)	(13,448)
Other expenses		(3,470)	(3,010)
Statutory insurance fund contribution		(690)	(693)

Total benefits, claims and expenses		(384,379)	(383,901)

Share of profit of associates and joint ventures, net		4,136	3,665

Profit before income tax	14	21,447	15,929
Income tax	15	(4,744)	(3,437)

Net profit		16,703	12,492

Attributable to:
– Equity holders of the Company		16,423	12,242
– Non-controlling interests		280	250
Basic and diluted earnings per share	16	RMB0.57	RMB0.43

The notes on pages 81 to 124 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Comprehensive Income (continued)

For the six months ended 30 June 2018

	Unaudited For the six months ended 30 June
	2018	2017
	RMB million	RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	(6,767)	(4,838)
Amount transferred to net profit from other comprehensive income	4,420	4,347
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(1,073)	196
Share of other comprehensive income of associates and joint ventures under the equity method	569	44
Exchange differences on translating foreign operations	(136)	(212)
Income tax relating to components of other comprehensive income	738	75

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	(2,249)	(388)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—

Other comprehensive income for the period, net of tax	(2,249)	(388)

Total comprehensive income for the period, net of tax	14,454	12,104

Attributable to:
– Equity holders of the Company	14,172	11,867
– Non-controlling interests	282	237

The notes on pages 81 to 124 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2018

	Unaudited
	Attributable to equity holders of the Company				Non-	Total
		Other equity		Retained	controlling
	Share capital	instruments	Reserves	earnings	interests
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648
Net profit	—	—	—	12,242	250	12,492
Other comprehensive income	—	—	(375)	—	(13)	(388)

Total comprehensive income	—	—	(375)	12,242	237	12,104

Transactions with owners
Appropriation to reserves	—	—	1,991	(1,991)	—	—
Dividends paid	—	—	—	(6,978)	—	(6,978)
Dividends to non-controlling interests	—	—	—	—	(135)	(135)
Others	—	—	85	—	—	85

Total transactions with owners	—	—	2,076	(8,969)	(135)	(7,028)

As at 30 June 2017	28,265	7,791	146,708	125,831	4,129	312,724

As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310
Net profit	—	—	—	16,423	280	16,703
Other comprehensive income	—	—	(2,251)	—	2	(2,249)

Total comprehensive income	—	—	(2,251)	16,423	282	14,454

Transactions with owners
Appropriation to reserves	—	—	3,300	(3,300)	—	—
Dividends paid (Note 17)	—	—	—	(11,494)	—	(11,494)
Dividends to non-controlling interests	—	—	—	—	(147)	(147)
Others	—	—	(603)	—	—	(603)

Total transactions with owners	—	—	2,697	(14,794)	(147)	(12,244)

As at 30 June 2018	28,265	7,791	146,121	140,831	4,512	327,520

The notes on pages 81 to 124 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2018

	Unaudited
	For the six months
	ended 30 June
	2018	2017
	RMB million	RMB million
Net cash inflow/(outflow) from operating activities	44,172	142,892

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	250,335	237,758
Purchases	(358,571)	(575,933)
Investments in associates and joint ventures	(7,313)	(1,109)
Decrease/(increase) in term deposits, net	190	65,062
Decrease/(increase) in securities purchased under agreements to resell, net	26,564	21,899
Interest received	59,569	50,157
Dividends received	8,163	10,535
Decrease/(increase) in policy loans, net	(18,132)	(4,464)
Net cash paid related to acquiring subsidiaries	(775)	—
Cash paid related to other investing activities	(299)	(399)

Net cash inflow/(outflow) from investing activities	(40,269)	(196,494)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	14,753	67,510
Interest paid	(2,107)	(2,723)
Dividends paid to equity holders of the Company	(8,518)	(5,192)
Dividends paid to non-controlling interests	(147)	(135)
Cash received from borrowings	730	149
Capital injected into subsidiaries by non-controlling interests	1,063	3,637
Cash repaid to lenders	—	(28,000)
Cash paid related to other financing activities	(312)	(750)

Net cash inflow/(outflow) from financing activities	5,462	34,496

Foreign currency gains/(losses) on cash and cash equivalents	22	(106)

Net increase/(decrease) in cash and cash equivalents	9,387	(19,212)

Cash and cash equivalents
Beginning of period	48,586	67,046

End of period	57,973	47,834

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	57,379	46,543
Short-term bank deposits	594	1,291

The notes on pages 81 to 124 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These unaudited interim condensed consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. The interim condensed consolidated financial statements have been approved and authorised for issue by the Board of Directors of the Company on 23 August 2018.

2	BASIS OF PREPARATION

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended 31 December 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”).

Except for the standards and amendments described below, the accounting policies applied are consistent with those of the consolidated annual financial statements for the year ended 31 December 2017, as described in those annual financial statements.

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2018

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018
IAS 40 Amendments	Transfers of Investment Property	1 January 2018

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

2	BASIS OF PREPARATION (continued)

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2018 (continued)

IFRS 2 Amendments – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet an employee’s tax obligation associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if they elect to adopt for all three amendments and other criteria are met.

The Group’s accounting treatment for cash-settled share-based payments is consistent with the clarification in the amendments. In addition, the Group has no share-based payment transactions with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transactions. Therefore, these amendments have no impact on the Group’s interim condensed consolidated financial statements.

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and IFRS 17. The amendments introduce two alternative options that allow entities issuing contracts within the scope of IFRS 4 for the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables eligible entities to defer the implementation date of IFRS 9 until the effective date of IFRS 17. The amendments clarify that an insurer may apply the temporary exemption from IFRS 9 if: (i) it has not previously applied any version of IFRS 9, other than only the requirements for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss (“FVTPL”); and (ii) its activities are predominantly connected with insurance at its annual reporting date that immediately precedes 1 April 2016. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to other comprehensive income (“OCI”) for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time.

During 2016, the Company performed an assessment of the amendments and reached the conclusion that its activities were predominantly connected with insurance as at 31 December 2015. There had been no significant change in the activities of the Group since then that requires reassessment, and the Group considered that it continues to meet the criteria of applying the temporary exemption. The Group decides to apply the temporary exemption from IFRS 9 and, therefore, continue to apply IAS 39 to its financial assets and financial liabilities in its reporting period starting on 1 January 2018. The disclosures about the Group’s temporary exemption from IFRS 9 are disclosed in Note 18.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

2	BASIS OF PREPARATION (continued)

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2018 (continued)

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. Either a full retrospective application or a modified retrospective adoption is required on the initial application of the standard. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, and early adoption is permitted.

Given insurance contracts are scoped out of IFRS 15, the main impact of the new standard is on the accounting treatment of income from administrative and investment management services. Based on the standard’s transitional provisions, the entity shall recognise the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings or other component of equity of the annual reporting period that includes the date of initial application, and does not require a restatement of prior period. The Group adopted IFRS 15 using the modified retrospective approach from 1 January 2018. Adoption of the standard has no significant impact on relative items of the Group’s interim condensed consolidated financial statements.

IAS 40 Amendments – Transfers of Investment Property

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments are to be applied prospectively, and shall be applied to the changes that occurred, during or after the financial year when it applies amendments for the first time. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The amendments do not have any significant impact on the Group’s interim condensed consolidated financial statements.

In addition, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to IFRS 1 and IAS 28, which are effective for annual periods beginning on or after 1 January 2018. There is no significant impact on the accounting policies of the Group as a result of these amendments.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

2	BASIS OF PREPARATION (continued)

2.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2018

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business model (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or FVTPL, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 30 June 2018 and made relevant disclosures in Note 18 according to IFRS 4 Amendments.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in OCI. If the Group elects to record equity investments at FVOCI, gains and losses would never be recognised in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the new hedge accounting model under IFRS 9 has no impact on the Group’s consolidated financial statements.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

2	BASIS OF PREPARATION (continued)

2.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 16	Leases	1 January 2019
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, related IFRS Interpretations Committee Interpretation and Standing Interpretations Committee Interpretation. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees-leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Group had preliminarily assessed the impact of IFRS 16 on its consolidated financial statements and did not expect that the adoption of IFRS 16 will have significant impact on the consolidated financial statements.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

2	BASIS OF PREPARATION (continued)

2.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018 (continued)

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or other comprehensive income, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components) are not presented in the statement of comprehensive income, but are recognised directly on the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. Retrospective application is required. However, if full retrospective application for a group of insurance contracts is impracticable, then the entity is required to choose either the modified retrospective approach or the fair value approach.

The Group is currently assessing the impact of the standard upon adoption.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

2	BASIS OF PREPARATION (continued)

2.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018 (continued)

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

The Annual Improvements 2015-2017 Cycle issued in December 2017 set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after 1 January 2019. There is no significant impact on the accounting policies of the Group as a result of these amendments.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 December 2017.

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with the Group’s consolidated annual financial statements for the year ended 31 December 2017.

There have been no significant changes in the Group’s risk management processes since 31 December 2017 or in any risk management policies.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 30 June 2018, assets classified as Level 1 accounted for approximately 34.23% of the assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 30 June 2018, assets classified as Level 2 accounted for approximately 48.97% of the assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

As at 30 June 2018, assets classified as Level 3 accounted for approximately 16.80% of the assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the market comparison approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 30 June 2018:

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	185,935	48,248	95,282	329,465
– Debt securities	74,141	355,808	69,043	498,992
Securities at fair value through profit or loss
– Equity securities	65,695	723	195	66,613
– Debt securities	9,361	74,632	—	83,993

Total	335,132	479,411	164,520	979,063

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,032)	—	—	(2,032)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)
Derivative financial liabilities	—	—	(1,678)	(1,678)

Total	(2,041)	—	(1,678)	(3,719)

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the six months ended 30 June 2018:

			Securities at
			fair value
	Available-for-sale securities		through profit or loss		Derivative financial	Total
	Debt securities	Equity securities	Equity securities	Total assets	liabilities	liabilities
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Opening balance	57,333	89,111	655	147,099	—	—
Purchases	12,202	3,312	—	15,514	—	—
Transferred into Level 3	—	146	194	340	—	—
Transferred out of Level 3	—	(526)	(626)	(1,152)	—	—
Total gains/(losses) recorded in profit or loss	—	—	(28)	(28)	(1,678)	(1,678)
Total gains/(losses) recorded in other comprehensive income	(199)	3,239	—	3,040	—	—
Maturities	(293)	—	—	(293)	—	—

Closing balance	69,043	95,282	195	164,520	(1,678)	(1,678)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2017:

	Fair value measurement using
	Quoted	Significant	Significant
	prices in active	observable	unobservable
	markets	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	196,673	48,989	89,111	334,773
– Debt securities	46,898	350,893	57,333	455,124
Securities at fair value through profit or loss
– Equity securities	52,300	963	655	53,918
– Debt securities	9,301	73,590	—	82,891

Total	305,172	474,435	147,099	926,706

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,529)	—	—	(2,529)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(2,541)	—	—	(2,541)

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT (continued)

Fair	value hierarchy (continued)

The following table presents the changes in Level 3 assets for the six months ended 30 June 2017:

			Securities at
			fair value
			through
	Available-for-sale securities		profit or loss
	Debt securities	Equity securities	Equity securities	Total
	RMB million	RMB million	RMB million	RMB million
Opening balance	13,733	76,445	1,061	91,239
Purchases	17,600	3,966	—	21,566
Transferred into Level 3	—	2,607	995	3,602
Transferred out of Level 3	—	(2,155)	(977)	(3,132)
Total gains/(losses) recorded in profit or loss	—	—	(49)	(49)
Total gains/(losses) recorded in other comprehensive income	—	209	—	209
Sales	—	(90)	—	(90)
Maturities	(257)	—	—	(257)

Closing balance	31,076	80,982	1,030	113,088

For the assets and liabilities measured at fair value on a recurring basis, during the six months ended 30 June 2018, debt securities of RMB8,769 million (for the six months ended 30 June 2017: RMB12,874 million) were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas debt securities of RMB19,726 million (for the six months ended 30 June 2017: RMB18,938 million) were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the six months ended 30 June 2018 and the six months ended 30 June 2017, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 30 June 2018 and 31 December 2017, significant unobservable inputs such as the weighted average cost of capital and liquidity discount were used in the valuation of assets at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 19, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

5	SEGMENT INFORMATION (continued)

		For the six months ended 30 June 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	304,341	48,090	8,051	—	—	360,482
– Term life	1,750	—	—	—	—
– Whole life	20,551	—	—	—	—
– Endowment	71,150	—	—	—	—
– Annuity	210,890	—	—	—	—
Net premiums earned	303,940	37,616	7,429	—	—	348,985
Investment income	56,496	3,011	226	885	—	60,618
Net realised gains on financial assets	(4,195)	(223)	(17)	3	—	(4,432)
Net fair value gains through profit or loss	(6,627)	(353)	(25)	(455)	—	(7,460)
Other income	525	33	—	3,967	(546)	3,979
Including: inter-segment revenue	—	—	—	546	(546)	—

Segment revenues	350,139	40,084	7,613	4,400	(546)	401,690

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(176,405)	(1,477)	(15)	—	—	(177,897)
Accident and health claims and claim adjustment expenses	—	(13,976)	(3,507)	—	—	(17,483)
Increase in insurance contract liabilities	(105,889)	(11,955)	(95)	—	—	(117,939)
Investment contract benefits	(4,826)	(3)	—	—	—	(4,829)
Policyholder dividends resulting from participation in profits	(9,247)	(65)	—	—	—	(9,312)
Underwriting and policy acquisition costs	(26,424)	(5,322)	(2,379)	(1,582)	—	(35,707)
Finance costs	(1,735)	(92)	(7)	(294)	—	(2,128)
Administrative expenses	(9,814)	(2,432)	(1,378)	(1,300)	—	(14,924)
Other expenses	(2,455)	(187)	(75)	(1,299)	546	(3,470)
Including: inter-segment expenses	(517)	(27)	(2)	—	546	—
Statutory insurance fund contribution	(502)	(116)	(72)	—	—	(690)

Segment benefits, claims and expenses	(337,297)	(35,625)	(7,528)	(4,475)	546	(384,379)

Share of profit of associates and joint ventures, net	—	—	—	4,136	—	4,136

Segment results	12,842	4,459	85	4,061	—	21,447

Income tax						(4,744)

Net profit						16,703

Attributable to
– Equity holders of the Company						16,423
– Non-controlling interests						280
Other comprehensive income attributable to equity holders of the Company	(1,300)	(69)	(5)	(877)	—	(2,251)
Depreciation and amortisation	817	189	116	140	—	1,262

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

5	SEGMENT INFORMATION (continued)

		For the six months ended 30 June 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	300,859	37,324	7,784	—	—	345,967
– Term life	1,786	—	—	—	—
– Whole life	16,285	—	—	—	—
– Endowment	140,126	—	—	—	—
– Annuity	142,662	—	—	—	—
Net premiums earned	300,516	28,715	7,039	—	—	336,270
Investment income	54,362	2,471	221	647	—	57,701
Net realised gains on financial assets	(4,137)	(188)	(17)	(5)	—	(4,347)
Net fair value gains through profit or loss	2,903	132	12	231	—	3,278
Other income	606	32	—	3,191	(566)	3,263
Including: inter-segment revenue	—	—	—	566	(566)	—

Segment revenues	354,250	31,162	7,255	4,064	(566)	396,165

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(182,077)	(1,126)	(11)	—	—	(183,214)
Accident and health claims and claim adjustment expenses	—	(10,360)	(2,861)	—	—	(13,221)
Increase in insurance contract liabilities	(107,157)	(11,640)	(106)	—	—	(118,903)
Investment contract benefits	(4,014)	(1)	—	—	—	(4,015)
Policyholder dividends resulting from participation in profits	(8,027)	(49)	—	—	—	(8,076)
Underwriting and policy acquisition costs	(29,120)	(4,271)	(2,189)	(1,234)	—	(36,814)
Finance costs	(2,190)	(100)	(9)	(208)	—	(2,507)
Administrative expenses	(9,444)	(1,627)	(1,222)	(1,155)	—	(13,448)
Other expenses	(2,660)	(157)	(67)	(692)	566	(3,010)
Including: inter-segment expenses	(540)	(24)	(2)	—	566	—
Statutory insurance fund contribution	(531)	(92)	(70)	—	—	(693)

Segment benefits, claims and expenses	(345,220)	(29,423)	(6,535)	(3,289)	566	(383,901)

Share of profit of associates and joint ventures, net	—	—	—	3,665	—	3,665

Segment results	9,030	1,739	720	4,440	—	15,929

Income tax						(3,437)

Net profit						12,492

Attributable to
– Equity holders of the Company						12,242
– Non-controlling interests						250
Other comprehensive income attributable to equity holders of the Company	(1,362)	(62)	(6)	1,055	—	(375)
Depreciation and amortisation	782	135	103	72	—	1,092

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

6	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
As at 1 January	161,472	119,766
Change of the cost	7,313	1,109
Share of profit or loss	4,136	3,665
Other equity movements	(172)	(74)
Declared dividends	(896)	(739)

As at 30 June	171,853	123,727

(i)

The 2017 final dividend of HKD0.155 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean Group Holding Limited (“Sino-Ocean”) on 18 May 2018, and the Company’s cash dividend receivable is equivalent to RMB284 million.

(ii)

On 31 October 2017, the Company completed the transaction of participating into the Mixed Ownership Reform of China United Network Communications Limited (“China Unicom”), becoming the second largest shareholder of China Unicom. The director nominated by the Company had been approved by the General Meeting of China Unicom. The management considered that the Company can exert significant influence upon China Unicom through the Board of Directors, and therefore accounted for it as an associate. As at 30 June 2018, the Company had not yet completed the valuation for fair value of the identifiable net assets of China Unicom.

(iii)

The 2017 final dividend of RMB0.0198 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 9 May 2018. The Company received a cash dividend amounting to RMB63 million.

(iv)

The Company proposed to subscribe for 1,869,586,305 additional shares offering of China Guangfa Bank Co., Limited (“CGB”) at no more than RMB7.01 per share, with a total consideration of RMB13.2 billion. The final subscription price and the number of subscription shares will be subject to the adjustment based on the valuation result of the state-owned assets. Upon the completion of the transaction, the Company will hold 43.686% equity of CGB after the capital increase, and the proportion will remain unchanged. As at 30 June 2018, the transaction has been reviewed and approved by the Board of Directors of the Company, and the relevant parties of the transaction have not entered into the contracts.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

7	FINANCIAL ASSETS

7.1	Held-to-maturity securities

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Debt securities
Government bonds	149,511	125,866
Government agency bonds	254,401	241,808
Corporate bonds	219,507	200,869
Subordinated bonds/debts	148,479	148,494

Total	771,898	717,037

Debt securities
Listed in Mainland, PRC	102,115	91,631
Listed in Hong Kong, PRC	124	136
Listed in Singapore	19	19
Unlisted	669,640	625,251

Total	771,898	717,037

Unlisted debt securities include those traded on the Chinese interbank market.

The fair value of held-to-maturity securities is determined by reference to other debt securities which are measured by fair value. Please refer to Note 4. The fair value of held-to-maturity securities under Level 1 was RMB113,272 million and that of these securities under Level 2 was RMB659,169 million as at 30 June 2018 (as at 31 December 2017: Level 1 RMB55,137 million and Level 2 RMB637,847 million).

	As at 30	As at 31
	June 2018	December 2017
Debt securities – Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	23,820	22,496
After one year but within five years	128,991	112,932
After five years but within ten years	289,312	288,496
After ten years	329,775	293,113

Total	771,898	717,037

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

7	FINANCIAL ASSETS (continued)

7.2	Loans

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Policy loans (i)	126,089	107,957
Other loans	283,225	275,547

Total	409,314	383,504

Fair value	409,573	375,899

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Maturing:
Within one year	150,451	128,856
After one year but within five years	117,849	132,575
After five years but within ten years	101,536	90,556
After ten years	39,478	31,517

Total	409,314	383,504

(i)	As at 30 June 2018, maturities of policy loans are within 6 months (as at 31 December 2017: same), and their fair value approximated to their carrying value.

7.3	Term deposits

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Maturing:
Within one year	110,387	97,076
After one year but within five years	321,782	349,524
After five years but within ten years	17,150	2,800

Total	449,319	449,400

As at 30 June 2018, the Group’s term deposits of RMB16,691 million (as at 31 December 2017: RMB16,691 million) were deposited in banks to back overseas borrowings and are restricted to use.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

7	FINANCIAL ASSETS (continued)

7.3	Term deposits (continued)

In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branches of Agricultural Bank of China, respectively. In December 2016, Sunny Bamboo Limited and Golden Bamboo Limited, subsidiaries of the Company, entered into a loan agreement with the Hong Kong branch of Agricultural Bank of China. The Company arranged deposits with Beijing Xicheng branch of Agricultural Bank of China to back these loans. As at 30 June 2018, the amounts of such term deposits are RMB6,861 million, RMB7,080 million and RMB750 million, respectively (as at 31 December 2017: RMB6,861 million, RMB7,080 million and RMB750 million).

On 6 December 2017, New Fortune Wisdom Limited and New Capital Wisdom Limited, subsidiaries of Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership) (“Guo Yang Guo Sheng”), a subsidiary of the Company, entered into a loan agreement with a subsidiary of Agricultural Bank of China. Guo Yang Guo Sheng arranged deposits with Beijing Xicheng branch of the Agricultural Bank of China to back these loans. As at 30 June 2018, the amounts of such term deposits and current deposits are RMB2,000 million (as at 31 December 2017: RMB2,000 million) and RMB1,259 million (as at 31 December 2017: RMB1,247 million), respectively.

7.4	Available-for-sale securities

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	26,313	24,632
Government agency bonds	175,272	157,765
Corporate bonds	206,973	197,133
Subordinated bonds/debts	19,553	13,495
Wealth management products	475	430
Others (i)	70,406	61,669

Subtotal	498,992	455,124

Equity securities
Funds	89,654	91,344
Common stocks	124,202	129,424
Preferred stocks	32,551	31,651
Wealth management products	37,528	40,327
Others (i)	45,530	42,027

Subtotal	329,465	334,773

Available-for-sale securities, at cost
Equity securities
Others (i)	20,636	20,837

Total	849,093	810,734

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

7	FINANCIAL ASSETS (continued)

7.4	Available-for-sale securities (continued)

(i) Other available-for-sale securities mainly include unlisted equity investments, private equity funds and trust schemes. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considered that the carrying value of other available-for-sale securities represents its maximum risk exposure.

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Debt securities
Listed in Mainland, PRC	47,191	44,929
Unlisted	451,801	410,195

Subtotal	498,992	455,124

Equity securities
Listed in Mainland, PRC	86,537	93,384
Listed in Hong Kong, PRC	45,079	41,507
Listed overseas	143	132
Unlisted	218,342	220,587

Subtotal	350,101	355,610

Total	849,093	810,734

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

	As at 30	As at 31
	June 2018	December 2017
Debt securities - Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	42,919	42,410
After one year but within five years	156,591	153,630
After five years but within ten years	212,528	167,552
After ten years	86,954	91,532

Total	498,992	455,124

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

7	FINANCIAL ASSETS (continued)

7.5	Securities at fair value through profit or loss

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Debt securities
Government bonds	430	2,081
Government agency bonds	5,456	9,084
Corporate bonds	73,675	66,915
Others	4,432	4,811

Subtotal	83,993	82,891

Equity securities
Funds	17,794	9,892
Common stocks	48,819	44,026

Subtotal	66,613	53,918

Total	150,606	136,809

Debt securities
Listed in Mainland, PRC	31,405	26,776
Listed in Hong Kong, PRC	30	–
Listed overseas	307	292
Unlisted	52,251	55,823

Subtotal	83,993	82,891

Equity securities
Listed in Mainland, PRC	44,924	39,442
Listed in Hong Kong, PRC	81	79
Listed overseas	7,252	7,187
Unlisted	14,356	7,210

Subtotal	66,613	53,918

Total	150,606	136,809

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

8	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)

For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2018	4.85%
As at 31 December 2017	4.85%
As at 30 June 2017	4.65%~4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2018	3.40%~4.86%
As at 31 December 2017	3.31%~4.86%
As at 30 June 2017	3.21%~4.80%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)

The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

8	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)

Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information obtained at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual life		Group life
	RMB per policy	% of premium	RMB per policy	% of premium
As at 30 June 2018	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2017	45.00	0.85%~0.90%	25.00	0.90%
As at 30 June 2017	37.00~45.00	0.85%~0.90%	15.00	0.90%

(iv)

The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)

The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

8	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Gross
Long-term insurance contracts	2,117,534	1,999,066
Short-term insurance contracts
– Claims and claim adjustment expenses	14,433	13,778
– Unearned premiums	21,527	12,289

Total, gross	2,153,494	2,025,133

Recoverable from reinsurers
Long-term insurance contracts	(2,855)	(2,351)
Short-term insurance contracts
– Claims and claim adjustment expenses	(150)	(104)
– Unearned premiums	(701)	(527)

Total, ceded	(3,706)	(2,982)

Net
Long-term insurance contracts	2,114,679	1,996,715
Short-term insurance contracts
– Claims and claim adjustment expenses	14,283	13,674
– Unearned premiums	20,826	11,762

Total, net	2,149,788	2,022,151

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

8	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in the claims and claim adjustment expense reserve:

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
Notified claims	2,672	2,085
Incurred but not reported	11,106	9,453

Total as at 1 January – gross	13,778	11,538

Cash paid for claims settled in period
– Cash paid for current period’s claims	(6,620)	(4,885)
– Cash paid for prior periods’ claims	(10,452)	(8,333)
Claims incurred in period
– Claims arising in current period	16,840	12,377
– Claims arising in prior periods	887	962

Total as at 30 June – gross	14,433	11,659

Notified claims	1,727	1,446
Incurred but not reported	12,706	10,213

Total as at 30 June – gross	14,433	11,659

The table below presents movements in unearned premium reserves:

	For the six months ended 30 June
		2018			2017
		RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	12,289	(527)	11,762	10,492	(125)	10,367
Increase	21,527	(701)	20,826	18,761	(459)	18,302
Release	(12,289)	527	(11,762)	(10,492)	125	(10,367)

As at 30 June	21,527	(701)	20,826	18,761	(459)	18,302

China Life Insurance Company Limited 2018 Interim Report

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Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

8	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
As at 1 January	1,999,066	1,825,956
Premiums	326,976	319,556
Release of liabilities (i)	(250,866)	(253,686)
Accretion of interest	45,342	39,486
Change in assumptions
– Change in discount rates	(2,616)	13,181
Other movements	(368)	751

As at 30 June	2,117,534	1,945,244

(i)

The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

9 INVESTMENT CONTRACTS

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Investment contracts with discretionary participating features (“DPF”) at amortised cost	58,663	57,153
Investment contracts without DPF
– At amortised cost	184,980	175,335
– At fair value through profit or loss	9	12

Total	243,652	232,500

The table below presents movements of investment contracts with DPF:

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
As at 1 January	57,153	53,688
Deposits received	2,874	3,267
Deposits withdrawn, payments on death and other benefits	(1,998)	(1,369)
Interest credited	634	595

As at 30 June	58,663	56,181

The fair value of investment contracts at fair value through profit or loss was classified as Level 1. As at 30 June 2018, the fair value of investment contracts at amortised cost is RMB236,458 million (as at 31 December 2017: RMB229,210 million), which was classified as Level 3.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

10	DERIVATIVE FINANCIAL LIABILITIES

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Forward contract	1,678	—

The derivative financial liability of the Company is a forward contract to purchase equity securities. Its fair value is based on active quoted price of the equity security with consideration of liquidity discount, which is classified as Level 3.

11 INVESTMENT INCOME

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
Debt securities
– held-to-maturity securities	16,738	14,832
– available-for-sale securities	11,248	9,404
– at fair value through profit or loss	1,829	1,829
Equity securities
– available-for-sale securities	7,838	11,334
– at fair value through profit or loss	756	478
Bank deposits	11,185	12,786
Loans	10,822	6,573
Securities purchased under agreements to resell	202	465

Total	60,618	57,701

For the six months ended 30 June 2018, the interest income included in investment income was RMB52,024 million (for the six months ended 30 June 2017: RMB45,889 million). All interest income was accrued using the effective interest method.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

12 NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
Debt securities
Realised gains (i)	(13)	15
Impairment (ii)	(12)	—

Subtotal	(25)	15

Equity securities
Realised gains (i)	(3,151)	(2,675)
Impairment (ii)	(1,256)	(1,687)

Subtotal	(4,407)	(4,362)

Total	(4,432)	(4,347)

(i)	Realised gains were generated from available-for-sale securities.
(ii)

During the six months ended 30 June 2018, the Group recognised an impairment charge of RMB478 million (for the six months ended 30 June 2017: RMB280 million) of available-for-sale funds, an impairment charge of RMB778 million (for the six months ended 30 June 2017: RMB1,407 million) of available-for-sale common stocks, no impairment (for the six months ended 30 June 2017: Nil) of available- for-sale debt securities and an impairment charge of RMB12 million (for the six months ended 30 June 2017: Nil) of held-to maturity securities, for which the Group determined that objective evidence of impairment existed.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

13 NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
Debt securities	595	(274)
Equity securities	(6,684)	3,857
Stock appreciation rights	189	(178)
Financial liabilities at fair value through profit or loss	118	(127)
Derivative financial liabilities	(1,678)	—

Total	(7,460)	3,278

14	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
Employee salaries and welfare costs	6,784	6,335
Housing benefits	495	432
Contribution to the defined contribution pension plan	1,179	950
Depreciation and amortisation	1,262	1,092
Foreign exchange losses/(gains)	(102)	42

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

15	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a) The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
Current taxation – enterprise income tax	5,756	1,704
Deferred taxation	(1,012)	1,733

Taxation charges	4,744	3,437

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2017: 25%) is as follows:

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
Profit before income tax	21,447	15,929
Tax computed at the statutory tax rate	5,362	3,982
Non-taxable income (i)	(3,131)	(3,079)
Expenses not deductible for tax purposes (i)	2,460	2,509
Unused tax losses	30	—
Tax losses utilised from previous periods	(52)	(15)
Others	75	40

Income tax at the effective tax rate	4,744	3,437

(i)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

15	TAXATION (continued)

(c)

As at 30 June 2018 and 30 June 2017, deferred tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2017	(6,408)	(2,975)	1,615	(7,768)
(Charged)/credited to net profit	(356)	(862)	(515)	(1,733)
(Charged)/credited to other
comprehensive income
– Available-for-sale securities	—	121	—	121
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(49)	—	—	(49)
– Others	—	3	—	3

As at 30 June 2017	(6,813)	(3,713)	1,100	(9,426)

As at 1 January 2018	(6,737)	(494)	2,360	(4,871)
(Charged)/credited to net profit	344	1,385	(717)	1,012
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	410	—	410
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	268	—	—	268
– Others	—	60	—	60

As at 30 June 2018	(6,125)	1,361	1,643	(3,121)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

15	TAXATION (continued)

(d)	An analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30	As at 31
	June 2018	December 2017
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	2,633	1,980
– deferred tax assets to be recovered within 12 months	4,622	4,493

Subtotal	7,255	6,473

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(8,988)	(9,131)
– deferred tax liabilities to be settled within 12 months	(1,388)	(2,213)

Subtotal	(10,376)	(11,344)

Net deferred tax liabilities	(3,121)	(4,871)

16	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2018 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2017: 28,264,705,000 ordinary shares).

17	DIVIDENDS

A dividend in respect of 2017 of RMB0.40 (inclusive of tax) per ordinary share, totalling RMB11,306 million, was approved at the Annual General Meeting on 6 June 2018.

A distribution of RMB188 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in the first half year of 2018 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

18	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

According to IFRS 4 Amendments, the Company made the assessment based on the Group’s financial position of 31 December 2015, concluding that the carrying amount of the Group’s liabilities arising from contracts within the scope of IFRS 4, which includes any deposit components or embedded derivatives unbundled from insurance contracts, was significant compared to the total carrying amount of all its liabilities. And the percentage of the total carrying amount of its liabilities connected with insurance relative to the total carrying amount of all its liabilities is greater than 90 percent. There had been no significant change in the activities of the Group since then that requires reassessment. Therefore, the Group’s activities are predominantly connected with insurance, meeting the criteria to apply temporary exemption from IFRS 9.

Sino-Ocean and China Unicom, associates of the Group, have both applied IFRS 9 from 1 January 2018. According to IFRS 4 Amendments, the Group elects not to apply uniform accounting policies when using the equity method for these two associates.

(a)	The table below presents the fair value of the following groups of financial assets(i) under IFRS 9 as at 30 June 2018 and fair value changes for the six months ended 30 June 2018:

	Fair value as at 30 June 2018 RMB million	Fair value changes for the six months ended 30 June 2018 RMB million
Held for trading financial assets	150,606	(6,089)
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	1,404,815	37,535
– Financial assets with contractual terms that do not give rise on SPPI	500,203	(14,403)

Total	2,055,624	17,043

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

18	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure(i) for aforementioned financial assets with contractual terms that give rise on SPPI:

As at 30 June 2018 Carrying amount(ii) RMB Million
Domestic
Rating not required (iii)	619,998
AAA	764,626
AA+	16,365
AA	1,618

Subtotal	1,402,607

Overseas
A	769
A–	13
BBB+	107
BBB–	13
Not rated	23

Subtotal	925

Total	1,403,532

The table below presents the financial assets that are not considered to have low credit risk on the reporting date:

	As at 30 June 2018
	Carrying amount(ii) RMB Million	Fair value RMB Million
Domestic	17,983	18,219
Overseas	23	10

Total	18,006	18,229

(i)

Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(ii)	For financial assets measured at amortised cost, carrying amount before adjusting impairment allowance is disclosed here.
(iii)	It mainly includes government bonds and policy financial bonds.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

19	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2018:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	A subsidiary of the Company
New Aldgate Limited	A subsidiary of the Company
Glorious Fortune Forever Limited	A subsidiary of the Company
CL Hotel Investor, L.P.	A subsidiary of the Company
Golden Bamboo Limited	A subsidiary of the Company
Sunny Bamboo Limited	A subsidiary of the Company
Fortune Bamboo Limited	A subsidiary of the Company
Guo Yang Guo Sheng	A subsidiary of the Company
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Wansheng Industry Partnership (Limited Partnership)	A subsidiary of the Company
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	A subsidiary of the Company
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianfu”) (i)	A subsidiary of the Company
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianyi”) (i)	A subsidiary of the Company
China Life (Beijing) Health Management Co., Limited	A subsidiary of the Company
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life AMP Asset Management Co., Limited	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited	An indirect subsidiary of the Company
China Century Core Fund Limited	An indirect subsidiary of the Company
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited	An indirect subsidiary of the Company
New Capital Wisdom Limited	An indirect subsidiary of the Company
New Fortune Wisdom Limited	An indirect subsidiary of the Company
Wisdom Forever Limited Partnership	An indirect subsidiary of the Company
Xi’an Shengyi Jingsheng Real Estate Co., Ltd (“Shengyi Jingsheng”) (i)	An indirect subsidiary of the Company
Dalian Hope Building Company Ltd (“Hope Building”) (ii)	An indirect subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
COFCO Futures Company Limited	An associate of the Company
Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	An associate of the Company
China Unicom	An associate of the Company
China Life (Sanya) Healthy Investment Company Limited	A joint venture of the Company

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(a)	Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2018 (continued):

Significant related parties	Relationship with the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

(i)

Yuanxiang Tianfu, Yuanxiang Tianyi and Shengyi Jingsheng are new subsidiaries set up by the Group in 2018. Therefore, they were included in the interim condensed consolidated financial statements of the Group for the six months ended 30 June 2018.

(ii)	The Group acquired 100% equity of Hope Building in 2018, and the sole purpose for the investment in Hope Building was to hold a property.

Significant related parties	Relationship with the Company
Shang Xin – Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Kunlun Trust – Tianjin Infrastructure No.1 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin – CL Shaanxi Coal and Chemical Industry Group Co., Ltd. Debt-to-Equity Swap Collective Fund Trust Scheme	A directly and indirectly held consolidated structured entity of the Company
Shan Guo Tou – Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	A directly held consolidated structured entity of the Company
China Life – China Hua Neng Debt-to-Equity Swap Investment Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin –CL China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jian Xin Trust – CL Guo Xin Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
China Life – Yanzhou Coal Mining Co., Ltd. Debt Investment Scheme	A directly held consolidated structured entity of the Company
Chongqing Trust Fund – CL Qing Hai Yellow River Debt-to-Equity Swap Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
CITIC Jing Cheng – Tianjin Port Group Loan Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Kunlun Trust – Jizhong Energy Group Loan Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin – CLI-China Nonferrous Metal Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the six months ended 30 June
	Notes	2018 RMB million	2017 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)	331	374
Asset management fee received from CLIC	(ii.a)	49	55
Payment of dividends from the Company to CLIC		7,729	4,638
Distribution of profits from AMC to CLIC		128	125
Asset management fee received from CL Overseas	(ii.b)	43	37
Asset management fee received from CLP&C	(ii.c)	6	8
Payment of insurance premium to CLP&C		14	12
Claim and other payments received from CLP&C		8	7
Agency fee received from CLP&C	(iii)	1,598	1,296
Rental and a service fee received from CLP&C		35	20
Payment of rental, project fee and other expenses to CLRE		22	28
Property leasing expenses charged by CLI	(iv)	42	40
Retained asset management fee received from CLI		4	4
Payment of an asset management fee to CLI	(ii.d)	229	154
Property leasing income received from CLI		18	19
Payment of a business management service fee to CL Ecommerce	(vi)	25	25
Transactions between CGB and the Group
Interest on deposits received from CGB		608	624
Commission expenses charged by CGB	(v)	61	52
Transactions between Sino-Ocean and the Group
Cash dividend from Sino-Ocean (Note 6)		284	239
Interest payment of corporate bonds received from Sino-Ocean		14	14
Project management fee paid to Sino-Ocean		1	4
Transaction between EAP and the Group
Contribution to EAP		292	183
Transaction between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group		612	500
Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)	628	556
Distribution of profits from AMC		193	187

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

The following table summarises significant transactions carried out by the Group with its significant related parties (continued):

		For the six months ended 30 June
	Notes	2018 RMB million	2017 RMB million
Transactions between Pension Company and the Company
Rental received from Pension Company		22	22
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(vii)	22	12
Marketing fees income for promotion of annuity business from Pension Company		1	1
Transaction between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	8	7
Transactions between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		—	260
Transactions between Rui Chong Company and the Company
Capital contribution to Rui Chong Company		—	370
Rental fee charged by Rui Chong Company		24	—
Transaction between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		242	425
Transactions between the consolidated structured entities/other subsidiaries and the Company
Distribution of profits from consolidated structured entities to the Company		3,819	752
Distribution of profits from the Company’s other subsidiaries to the Company		384	—

Notes:

(i)

On 26 December 2017, the Company and CLIC renewed a renewable insurance agency agreement, effective from 1 January 2018 to 31 December 2020. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the interim condensed consolidated statement of comprehensive income.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(ii.a)

 On 30 December 2015, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained from and interests accrued for repurchase transactions, deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes, customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)

On 15 December 2017, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2017 to 31 December 2017. Agreed by both parties in 2018, the agreement was renewed for one year. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year. As at the approval date of the interim condensed consolidated financial statements, CL Overseas has reached a consensus with AMC HK on the renewal and clauses of the agreement. The sign-off is still pending for the approval from Hong Kong local supervision department. The original terms are effective for the transaction until the new agreement is signed.

(ii.c)

On 15 May 2018, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2018 to 31 December 2019. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance.

(ii.d)

On 30 June 2017, the Company and CLI renewed a management agreement of alternative investment of insurance funds, effective from 1 January 2017 to 31 December 2018. In accordance with the agreement, the Company entrusted CLI to engage in specialised investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was 0.05%-0.6% according to different ranges of returns and without a performance-related bonus; for non-fixed-income projects, the management fee rate was 0.3% and the performance-related bonus was linked to the return on comprehensive investment upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results to CLI’s performance. The adjustment amount (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

(ii.e)

On 29 December 2015, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the interim condensed consolidated statement of comprehensive income.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(ii.f)

On 18 September 2016, the Company and AMC HK renewed the offshore investment management service agreement, which is effective from 19 September 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee. On 25 December 2017, the Company and AMC HK signed a supplementary agreement, changing the fixed rate of the portfolio asset value for assets managed on a discretionary basis to 0.375% and the variable rates of it to 0.047% and 0.094%, respectively, according to different compliance conditions. Fixed rates for assets managed on a non-discretionary basis are revised to 0.047% and 0.075%, respectively, by various asset classes. The supplementary agreement is effective from 1 January 2018 to 31 December 2018. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The investment management fee was accrued quarterly and paid within 10 working days of the next quarter. Asset management fees charged to the Company by AMC HK are eliminated in the interim condensed consolidated statement of comprehensive income.

(iii)

On 31 January 2018, the Company and CLP&C signed a new framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is valid for three years, from 8 March 2018 to 7 March 2021.

(iv)

On 29 December 2017, the Company renewed a property leasing agreement with CLI, effective from 1 January 2018 to 31 December 2020, pursuant to which CLI leased to the Company certain buildings of its own. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

(v)

On 12 August 2016, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for two years starting from the signing date and is subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry.

On 23 March 2016, the Company and CGB signed another insurance agency agreement to distribute group insurance products. The group insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of group insurance products, collecting premiums and paying benefits, and so on. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by referring to comparable quoted market prices of independent third-parties. The commissions are payable on a monthly basis. The agreement is valid for two years from 1 January 2016, with an automatic one-year renewal if no objections were raised by either party upon expiry. On 1 January 2018, the agreement was automatically renewed for one year.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(vi)

On 1 January 2018, the Company and CL Ecommerce renewed an agreement for managing the regional telemarketing centre, which was effective from 1 January 2018 and will expire on 31 December 2018. Pursuant to the agreement, the Company entrusted CL Ecommerce to manage the operation of its telemarketing centre, and paid the management fee accordingly. The total amount of the management fee is not expected to exceed RMB100 million, but is still pending for negotiation between the two parties based on the actual circumstance.

(vii)

On 28 November 2016, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2016 and expired on 31 December 2017. The agreement is subject to an automatic one-year renewal if no objections were raised by either party upon expiry. On 1 January 2018, the agreement was automatically renewed for one year. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The commissions of the group pension plan is, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the commissions of the personal pension plan is calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity is in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to the Company by Pension Company are eliminated in the interim condensed consolidated statement of comprehensive income of the Group.

(viii)

On 7 May 2018, the Company, CLIC and CLP&C signed an agreement of capital increase. The Company and CLIC agreed the transfer of CLP&C’s retained earnings to capital, increasing the registered capital of CLP&C from RMB15 billion to RMB18.8 billion. The number of CLP&C’s shares held by the Company increased by 1.52 billion accordingly. After the capital increase, the Company continues to hold 40% of CLP&C’s equity.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest-bearing, unsecured and have no fixed repayment dates except for deposits with CGB, interbank certificates of deposits of CGB, wealth management products of CGB and corporate bonds issued by Sino-Ocean.

	As at 30 June 2018 RMB million	As at 31 December 2017 RMB million
Amounts due from and to significant related parties of the Group
Amount due from CLIC	381	420
Amount due from CL Overseas	39	122
Amount due from CLP&C	311	428
Amount due to CLP&C	(18)	(6)
Amount due from CLI	7	9
Amount due to CLI	(307)	(265)
Amount due from CLRE	2	2
Amount deposited with CGB	37,768	33,385
Interbank certificates of deposits of CGB	—	199
Wealth management products of CGB	475	330
Amount due from CGB	1,084	1,041
Amount due to CGB	(64)	(31)
Corporate bonds of Sino-Ocean	576	592
Amount due from Sino-Ocean	22	8
Amount due from CL Ecommerce	6	6
Amount due to CL Ecommerce	(78)	(78)
Amounts due from and to subsidiaries of the Company
Amount due from Pension Company	60	57
Amount due to Pension Company	(22)	(19)
Amount due to AMC	(319)	(207)
Amount due to AMC HK	(12)	(4)

(d)	Key management compensation

	For the six months ended 30 June
	2018 RMB million	2017 RMB million
Salaries and other benefits	9	8

The total compensation package for the Company’s key management has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied the IAS 24 exemption and disclosed only qualitative information.

As at 30 June 2018, most of the bank deposits of the Group were with state-owned banks and the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2018, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

20	SHARE CAPITAL

	As at 30 June 2018		As at 31 December 2017
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 30 June 2018, the Company’s share capital was as follows:

	As at 30 June 2018
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

21	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31			As at 30
	December 2017	Increase	Decrease	June 2018
	RMB million	RMB million	RMB million	RMB million
Core Tier 2 Capital Securities	7,791	—	—	7,791

Total	7,791	—	—	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and listed such securities on the Stock Exchange of Hong Kong Limited on 6 July 2015. The securities are issued in the specified denomination of USD200,000 and integral multiples of USD1,000 in excess thereof. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. Distributions shall be payable on the securities semi-annually and the Company has the option to redeem the securities at the end of the fifth year after issuance and on any distribution payment date thereafter. The initial distribution rate for the first five interest-bearing years is 4.00%, if the Company does not exercise this option, the rate of distribution will be reset based on the comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

(b)	Equity attributable to equity holders

	As at 30 June 2018 RMB million	As at 31 December 2017 RMB million
Equity attributable to equity holders of the Company	323,008	320,933
Equity attributable to ordinary equity holders of the Company	315,217	313,142
Equity attributable to other equity instrument holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	4,512	4,377
Equity attributable to ordinary equity holders of non-controlling interests	4,512	4,377

Please refer to Note 17 for the information of distribution to other equity instrument holders of the Company for the six months ended 30 June 2018. As at 30 June 2018, there were no accumulated distributions unpaid attributable to other equity instrument holders of the Company.

22	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2018 RMB million	As at 31 December 2017 RMB million
Pending lawsuits	517	493

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2018 and 31 December 2017, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

China Life Insurance Company Limited 2018 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2018

23	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 30 June 2018 RMB million	As at 31 December 2017 RMB million
Contracted, but not provided for
Investments	76,425	86,582
Property, plant and equipment	4,251	5,202

Total	80,676	91,784

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 30 June 2018 RMB million	As at 31 December 2017 RMB million
Not later than one year	947	784
Later than one year but not later than five years	1,270	1,101
Later than five years	64	44

Total	2,281	1,929

The operating lease payments charged to profit before income tax for the six months ended 30 June 2018 were RMB683 million (for the six months ended 30 June 2017: RMB552 million).

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 30 June 2018 RMB million	As at 31 December 2017 RMB million
Not later than one year	376	254
Later than one year but not later than five years	1,035	411
Later than five years	321	76

Total	1,732	741

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail. The cover photo of the printed version of this report was photographed by Ms. Wang Danqiao from Sichuan Branch of the Company.